UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB/A

POST-EFFECTIVE AMENDMENT NO. 1 TO
GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

IQ MICRO INC.
(Name of Small Business Issuer in its charter)

Colorado	20-3353942
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

500 Australian Avenue, Suite 700
West Palm Beach, Florida	33401
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number (561) 514-0118

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

None	N/A

Securities to be registered under Section 12(g) of the Act:

Common Stock
(Title of class)

________
(Title of class)

i

PART I

  Explanatory Note

We are filing this Post-Effective Amendment No. 1 to Form 10-SB/A to provide additional information regarding the following:

•	Part I, Item 1: The significance of our completed microfabricating program.

•
Part I, Item 8 and Part II, Item 4: The conversion of the four (4) Secured Convertible Debentures issued to Cornell Capital Partners, LP, and to clarify that, based on the lowest closing bid price for our common stock for the five (5) trading day period preceding September 27, 2006, the variable conversion price of the Secured Convertible Debentures as of September 27, 2006 was $0.576 per share, and that the Secured Convertible Debentures were convertible into a cumulative total of 3,100,198 shares of common stock.

•
Part F/S: Note 8: The dollar amounts of all related party transactions for each period presented in our Consolidated Statements of Operations. Part F/S: Note 9: The expensing of $70,000 of financing fees during the period ended September 30, 2005.

This Post-Effective Amendment No. 1 to Form 10-SB/A provides the complete text of Part I, Items 1 and 8, Part II, Item 4, and Part F/S. Except as described above, no other changes have been made to the Amendment No. 1 to Form 10-SB/A and this Post-Effective Amendment No. 1 to Form 10-SB/A does not amend, update or change:our consolidated balance sheets, our consolidated statements of operations, changes in stockholders' deficit, and cash flows, or any other items or disclosures in the Amendment No. 1 to Form 10-SB/A.

  Introductory Note

This Registration Statement on Form 10-SB contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal” and similar expressions are intended to identify forward-looking statements.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements.

In addition to those risks discussed in this Registration Statement under the heading “Risk Factors,” factors that could cause our actual results to differ materially from those in the forward-looking statements include, without limitation:

•	our status as a development stage company;
•	our ability to operate as a “going concern;”
•	our need for additional capital;
•	our substantial leverage and indebtedness;
•	that our assets secure our indebtedness;
•	restrictive covenants in our Securities Purchase Agreement and Secured Convertible Debentures;
•	dilution to existing shareholders upon conversion of our Secured Convertible Debentures;
•	our cash requirements;
•	our ability to incur more debt;
•	our lack of independent directors;
•	our dependence on key personnel;
•	that our executives are not our employees;
•	immigration restrictions related to our senior officers;
•	logistics related to our Chief Executive Officer and Chief Operations Officer residing in Norway;
•	difficulties in making service of process or enforcing judgments;
•	our lack of certain types of insurance coverage;
•	our limited use of confidentiality agreements;
•	limitations on patent protection and protection of other intellectual property;
•	the outcome of possible intellectual property infringement claims;
•	the success of our marketing and licensing operations;
•	the reception in the industry of the technology we sub-license;
•	possible defects in the technology we sub-license;
•	the performance of sub-sub-licensees;
•	our management of our growth;
•	the effects of competition in our industry;
•	currency exchange and tariff regulations;
•	Food and Drug Administration (“FDA”) regulation of products or processes developed by sub-sub-licensees;
•	the extent to which our controlling shareholder exerts its influence;
•	the development of a trading market for our common stock;
•	that we have not paid dividends on our common stock and do not intend to do so in the future;
•	the effects of changing laws and regulations;
•	the costs associated with being a reporting company with the Securities and Exchange Commission (the “SEC”);
•	the trading price of our common stock;
•	dilution of our common stock upon conversion of warrants and debentures; and
•	other risks described from time to time in our filings with the SEC.

However, other factors besides those listed in the Risk Factors section or discussed in this Registration Statement could also adversely affect our results and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. Any forward-looking statements made by us or on our behalf speak only as of the date they are made. We do not undertake to update any forward-looking statement, except as required by applicable law.

Unless otherwise noted, the terms “IQMC,” the “Company,” “we,” “us,” and “our,” as used in this Registration Statement, refer to the past and ongoing business operations of IQ Micro Inc.

Certain industry data disclosed in this report have been obtained from industry and government publications, as indicated. Our management believes such data to be reasonably accurate. All references in this Registration Statement to “Fiscal 2006,” “Fiscal 2005,” and “Fiscal 2004” refer to our fiscal years ending on September 30 of such years.

All common stock share amounts have been restated to reflect our 1-for-200 reverse stock split effected on November 5, 2004.

Item 1.  Description of Business.

Business of Issuer

IQ Micro Inc. (“IQMC”) is an international licensing company established to commercialize technology developed by Osmotex AS (“Osmotex”), a Norwegian company incorporated in 1999. Osmotex’s technology precisely controls the movement of fluids on a micro scale. This technology relates to a field commonly known as “microfluidics,” which is the movement of minute amounts of fluid through a variety of channels, nozzles, pumps, valves and needles. The use of these microfluidic devices has a wide variety of applications in the pharmaceutical, medical and manufacturing industries. See “- Proprietary Technology - Microfluidics Industry” below.

Osmotex has been the entity responsible for conducting and coordinating research and development of its microfluidics technology. See below for a description of Osmotex’s relationship with Centre Suisse d’Electronique at de Microtechnique SA (“CSEM”) as part of these research and development activities. Since our inception, we have not engaged in any research and development activities.

IQMC was originally formed as Enclave Products, Ltd. (the “Old Corporation”), a Colorado corporation, on March 22, 1996. Pursuant to a Plan of Merger dated March 29, 2004, on April 21, 2004, the Old Corporation filed Articles and Certificate of Merger with the Secretary of State of the State of Colorado merging the Old Corporation into Enclave Products, Ltd., (the “Surviving Corporation”), a Colorado corporation. A previous controlling shareholder group of the Old Corporation arranged the merger for business reasons that did not materialize. On October 18, 2004, a Florida-based shareholder group acquired controlling interest in the Surviving Corporation and on November 5, 2004, effected a 1-for-200 reverse stock split. On November 5, 2004, the Surviving Corporation changed its name to IQ Medical Corp. and then, on October 3, 2005, to IQ Micro Inc. We became qualified to do business in Florida on October 12, 2005. Our common stock is currently traded on the Pink Sheets under the symbol “IQMC.” We have contacted several market-makers as potential sponsors of our common stock on the Over-the-Counter (“OTC”) Bulletin Board. However, we currently have no definitive agreement or arrangement with any such sponsor.

Osmotex was founded to develop and commercialize through licensing agreements, low-voltage microactuators (pumps), a sector of the microfluidics industry, based on the most recent discoveries in electrokinetics. Osmotex intends to take a leading role in liquid-handling systems in the microfluidics industry. Osmotex is in the final stages of testing its technology in microactuators, which we believe will make microfluidics viable for applications from CPU chip cooling to the microactuation of drugs.

Osmotex has developed a process for handling fluids on a micro level by means of a specialized, low-voltage pumping mechanism called a microactuator, which is a sort of “transistor.” Microfluidics devices are built using nanoscale materials, which are between 100 and 10,000 times smaller than a single human cell. Osmotex patented this process under the name “Invisible Pump.” The Invisible Pump allows for a broad range of commercial applications for microfluidics devices, which Osmotex intends to commercialize. Many of these applications are only currently usable in a controlled laboratory environment.

Osmotex anticipates that the Invisible Pump will find considerable use in the following technologies and applications.

•
Fuel cells, with a focus on portable power sources. Specific markets targeted for portable fuel cells are laptop computers, cellular telephones, military, comfort and leisure uses and other emerging segments.

•
“Lab-on-a-chip” applications. A lab-on-a-chip is a microfluidic laboratory and a micro electro-mechanical system (“MEMS”) in which circuits of tiny chambers and channels direct the flow of liquid chemicals according to a pre-determined program, all on a single silicon wafer, or “chip.” MEMS is the integration of microelectronics with micromachining technology to create systems-on-a-chip or “smart products.” This particular area of research could revolutionize several industries based on advancements in the area of microfluidics (See “- Microfluidics Industry” and “- Micro Electro-Mechanical Systems” below). By bringing together microelectronics with micromachining technology, we expect MEMS to revolutionize this product category. For example, health professionals could carry a stack of card-sized blood analysis devices. In essence, they would have the equivalent of a laboratory in their pocket.

•	Cooling devices for electronic equipment. MEMS could provide an efficient, silent alternative to fans for cooling microprocessors, projectors and other electronic equipment.

•
Microsensors. A sensor could be made small enough to be injected under the skin through a pre-filled syringe. We expect the first use of such a microsensor to be for diabetes patients, enabling them to monitor their blood glucose levels on a real-time basis.

We believe that Osmotex’s technology, in its current form, is ready to be licensed to manufacturers. Osmotex’s technology has reached the prototype stage, but end user products and/or product applications have yet to be fully developed. Our sub-sub-licensing process anticipates that manufacturers will integrate Osmotex’s technology into their own products and therefore may require additional research and development for specific use in their product line. However, our business plan reflects that this additional research and development will occur after the licensing agreement is in place.

We plan to provide consulting services in this respect, as well as technological development services. We expect to be compensated for any such services outside of the sub-sub-licensing arrangements.

We believe that Osmotex’s microfluidics technology is the enabling solution needed in the rapidly emerging field of microfluidics. All components of Osmotex’s microfluidics technology are either patented or have patent applications pending in the United States and nine other countries. Osmotex has strong, long-term relationships with international institutions at the forefront of microfluidics research (such as the Institute of Colloid and Water Chemistry at the National Academy of Sciences of Ukraine in Kiev, CSEM in Geneva, Switzerland and MicroTech Innovation Centre, in Horten, Norway.

Through June 8, 2005, we had no operations. On June 9, 2005, Osmotex and its wholly-owned subsidiary, Osmotex USA, Inc. (“Osmotex USA”), a Florida corporation formed in 2005 and currently the controlling shareholder of 85% of our capital stock), entered into a Technology License Agreement (the “License Agreement”). Osmotex licensed to Osmotex USA exclusive, worldwide sales and marketing licensing rights to microfluidics technology developed and patented by Osmotex, as well as additional intellectual property rights of Osmotex (the “Licensed Rights”), which include Osmotex’s patents. See “Proprietary Technology - Patents” below.

On June 9, 2005, the same day that Osmotex and Osmotex USA entered into the License Agreement, we entered into two additional agreements. First, we entered into a Capital Contribution Agreement (the “CC Agreement”) with Osmotex USA. In the CC Agreement, we agreed to exchange 42,670,000 shares of our $0.0001 par value per share common stock to Osmotex USA in return for the Licensed Rights. As a result of this transaction, Osmotex USA became the beneficial owner of approximately 85% of our capital stock. Then, and in connection with the CC Agreement, we entered into a Financing and Listing Agreement (the “F&L Agreement”) with Osmotex USA and D.P. Martin & Associates, Inc., a Florida corporation (“D.P. Martin”), that obligated D.P. Martin to locate at least $500,000 in external financing for us by December 31, 2005. Effective as of April 30, 2006, the agreement was further extended to September 30, 2006. Pursuant to the F&L Agreement, D.P. Martin:

•	assisted us in establishing Osmotex USA’s acquisition of approximately 85% of our outstanding common stock: and

•	placed 1,000,000 shares of our common stock beneficially owned by D.P. Martin into escrow to be released to D.P. Martin if and when it fulfills its financing commitment to us under the F&L Agreement.

If D.P. Martin does not fulfill its financing commitment to us, we will retire the 1,000,000 shares of our common stock held in escrow.

Shortly thereafter, we determined that it was in our best interests and in the best interests of our shareholders to provide funding assistance in connection with Osmotex’s continued product development of microfluidics technology, other technologies or other items. We determined that this funding would involve the expenditure of our cash and that such cash expenditures would not be classified as debt owed to us by Osmotex or as capital contributions in exchange for any equity of Osmotex. We agreed with Osmotex and Osmotex USA that it was in the best interests of all parties for us to include as consideration for the Licensed Rights the payment of $300,000 (the “License Fee”), in addition to the prior issuance of 42,670,000 shares of our common stock to Osmotex USA. We determined that this arrangement is advantageous to us and to our shareholders because of the existence of the microfluidics technology and the benefits that we believe we can derive as the microfluidics technology is further developed and improved. We believe the most direct method of supporting Osmotex’s technology is supporting the product development of microfluidics technology via the License Fee. These payments are also advantageous and beneficial to Osmotex. The License Fee has been paid in full.

On July 21, 2005, we formed IQ Micro (USA) Inc. (“IQ USA”), a Florida corporation and our wholly-owned subsidiary. IQ USA is our operating subsidiary that is expected to negotiate sub-sub-licensing arrangements for Osmotex’s microfluidics technology, including fees and royalties with pharmaceutical, technology and other industrial manufacturers throughout the world, such as pharmaceutical firms, electronics manufacturers and fuel cell developers, seeking to implement Osmotex’s microfluidics technology into their own products (the “Manufacturers”). We expect the first sub-sub-licensing arrangements with Manufacturers to occur prior to the end of the calendar year ending on December 31, 2006.

We paid the License Fee with the proceeds of our $500,000 Secured Convertible Debenture financing with Cornell Capital Partners, LP, which closed on August 12, 2005. Osmotex applied the License Fee funds to its microfluidics technology product development efforts. Specifically, Osmotex paid a significant portion of the funds to CSEM. Osmotex worked with CSEM on a previous and related project from June 2004 until December 2004. In that project, CSEM and Osmotex tested the concept of electosmosis of the second kind (“EO2”) for low-power pumping of liquids in microfluidic systems. On April 11, 2005, Osmotex entered into a letter agreement regarding Fabrication and Testing of Completely Microfabricated Micropumps (the “CSEM Letter Agreement”) to further Osmotex’s microfluidics technology product development. The CSEM Letter Agreement contains the terms of a four-step project that we believe will be completed during calendar 2006. The overall goal of the relationship formed between Osmotex and CSEM in the CSEM Letter Agreement is to assist Osmotex present completely microfabricated functional micropumps. Osmotex applied the remainder of the License Fee to sales and marketing activities conducted by former Osmotex employees in conjunction with the CSEM microfluidics technology product development. The net result of the License Fee is our payment of $300,000 to Osmotex, the sole owner of our majority shareholder, Osmotex USA.

On January 12, 2006, our shareholders, including a majority of the disinterested shareholders, ratified and approved the License Fee at a special meeting of the shareholders. As of January 12, 2006, we entered into the Amendment to Capital Contribution Agreement (the “Amendment to CC Agreement”) with Osmotex USA, whereby we memorialized our agreement to pay the License Fee, as partial consideration for the License Rights, in addition to our issuance of the 42,760,000 common stock shares to Osmotex USA.

On January 12, 2006, we entered into the Amended and Restated Technology License Agreement (the “A&R License Agreement”) to which Osmotex and Osmotex USA are also parties. In the A&R License Agreement, the Licensed Rights Osmotex granted to Osmotex USA in the License Agreement remained the same, but Osmotex USA also sub-licensed to us the identical rights it had been granted from Osmotex. We expect to utilize the Licensed Rights Osmotex USA sub-licensed to us pursuant to the A&R License Agreement to effect the sales and marketing of Osmotex’s patented microfluidics technology through our wholly-owned subsidiary, IQ USA. In the A&R License Agreement, we memorialized our agreement to pay the License Fee.

We are currently a development stage company. The Licensed Rights are currently our sole asset and our sole prospective revenue source, in the form of anticipated licensing fees and royalties. To sub-sub-license Osmotex’s microfluidics technology, we have focused on developing contacts and relationships with Manufacturers, including major public corporations. We have targeted Manufacturers seeking to implement Osmotex’s technology into their own products. To provide full support to the manufacturing process of the Manufacturers’ products, we will provide consulting services and technological development services to them. To further support the Manufacturers after they have signed sub-sub-licensing agreements with us, we will continue to build a global microfluidics network with important research institutions. This network will ensure the ongoing exchange of knowledge and information in the industry. The network of research institutions currently includes the Institute of Colloid and Water Chemistry at the National Academy of Sciences of Ukraine in Kiev, CSEM and the MicroTech Innovation Centre in Horten, Norway.

The microfluidics industry is highly competitive and is made up of both large, well-organized, well-funded companies and many small start-up companies. However, we believe that we and Osmotex have an advantage over our competitors due to Osmotex’s advanced research and technology and our current discussions with potential sub-sub-licensees. See “Proprietary Technology - Microactuators” below.

Proprietary Technology

Microfluidics Industry

The microfluidics industry involves the movement of minute amounts of fluids or gas through a variety of channels, nozzles, pumps, valves and needles. The following are examples of areas where we believe the duration required for certain products or processes in the medical, pharmaceutical and manufacturing industries can be significantly altered:

•	Automated DNA analysis - from months to hours

A lab-on-chip system for DNA analysis will have the advantage of very small reaction volumes, resulting in much shorter reaction times. This is a general advantage of microfluidics, mainly caused by the larger surface-to-volume ratios compared to macroscale operations, with a concurrent reduction in diffusion times. Also important is the much faster operation and efficiency of an automated system compared to a manual or semi-automated mode of operation, and the very small consumption of sample and reagents, with a corresponding reduction in waste production.

A DNA analysis is a complex task where the sample must be carried through several steps or stations, such as heaters, separators and reaction chambers. In order to carry out such operations on a microchip, the following micropump properties would be necessary:

- small size

- individually addressable

- low voltage / AC voltage to avoid interference with fluids or gas evolution

- microfabricated, and possible to integrate any desired number of actuators at desired positions on the microfluidic chip

•	Drug development - from years to weeks

Microfluidic drug development requires a large number of samples to be handled simultaneously. This would require a large number of microfluidic “production lines,” each with a number of pumps directing the sample through miniaturized unit operations (similar to the DNA analysis case). Using a dedicated lab-on-a-chip with a large enough number of integrated pumps, it could be possible to combine hundreds of biological targets on a chip with thousands of potential drugs.

•	Battery life span - from hours to months

Small fuel cells, using microactuator technology, have the capacity to power laptop PCs, cell phones, cameras and other consumer electronics. Rather than running on batteries, these fuel cells could run on liquid fuel, such as methanol solutions. Osmotex’s patented pumping system can circulate the fuel to the cell membrane without consuming a significant part of the energy output. For larger fuel cells, Osmotex’s pumps can be used for water management and cooling. Fuel cells are known to have much greater operating times than the best conventional batteries, and refueling can be accomplished in seconds, rather than hours required for conventional battery power sources.

•	Diagnostics - from weeks to minutes

Because of its extremely high speed, high throughput technology, lab-on-a-chip technology permits inexpensive and portable systems to perform analyses wherever the patient is outside of a laboratory environment. These systems can communicate online with the user or directly with the doctor, eliminating the use for an outside laboratory.

During the last decade, the main components of microfluidics - the sensors and the channel networks through which the fluids travel - have been significantly developed. However, great improvements have been necessary on the “transistor” of microfluidics, the microactuator, which is the key technology Osmotex is developing. We believe that until now, clumsy and expensive mechanical or high-voltage equipment have limited microfluidics to laboratory systems, with relatively low processing power.

Alternative technologies do not offer a strong and reliable pump which can be integrated on a chip as individually addressable units, running on low voltages compatible with electronic control systems. On the contrary, alternative electrokinetic pumps typically run on hundreds or thousands of volts (DC), resulting in the need for high voltage power supplies, as well as provisions for removing electrode gas evolution (gas bubbles), both of which require bulky equipment. One of the most compact systems available today is the Agilent Bioanalyzer lab-on-a-chip system, which is significantly larger than a PC, while containing no more than a few pumps. Other types of pumps, such as syringe pumps, are also bulky and can not be integrated on a chip.

This power requirement is the reason existing microfluidic systems have had limited commercial success to date. Such systems are expensive and bulky - typically the size of a PC or larger. Osmotex’s technology allows for microfluidic systems to contain thousands of integrated micropumps, small and wearable, powered by a button cell battery.

Because Osmotex’s electrodes do not produce gas bubbles, they can be integrated with the pump inside the microchannel. This opens the possibility of integrating large numbers of pumps on a microchip, which is not viable using external high voltage electrodes with reservoirs. With Osmotex’s microactuator, the Invisible Pump, devices using microfluidic technology can be used on a commercial basis, outside of a lab environment and with significantly increased processing times and processing power. On September 5, 2006, we announced via press release the successful completion of a microfabricating program concluded by CSEM, successfully integrating thousands of Osmotex’s microactuators on a single microchip. To our knowledge, this is a first in our industry. We believe that, with a now-proven ability to microfabricate thousands of our Invisible Pumps on a single microchip, we have taken a significant step towards the mass production of complex microfluidic systems. We also believe that the successful completion of this program will assist IQ USA develop licensing arrangements involving multiple applications of this microfluidic technology.

In using microtechnology, active fluid-controlling devices are made with micro valves and pumps together with important microfluidics sensing capabilities. In its February 2004 report, Microfluidics Part I: Inkjet, Drug Delivery, Fuel Cells and More, the high-tech market research firm of In-Stat/MDR reported that, excluding lab-on-a-chip, revenues for microfluidics are forecast to grow at a compound annual growth rate of 10.3%, from nearly $1.7 billion in 2003, to more than $2.7 billion in 2008.

The field of microfluidics has been developing for approximately ten years. Most of that development, while significant, has been in isolated modules. We believe microfluidics growth has lagged due, in part, to a technological bottleneck. All but one component of microfluidics systems are available in today’s market; production techniques, flow channels and microsensors are all reasonably developed technologies. For years microfluidics researchers have been seeking to develop a solution to the most challenging technological component - the microactuator. We believe that the long-term growth of the microfluidics industry depends primarily on the development of an effective microactuator and we believe sub-sub-licensees will have the capability to develop one utilizing Osmotex’s tecnology.

Scientists are beginning to put the pieces of microfluidics systems together. One of the main applications of microfluidics is lab-on-a-chip in industrializing chemical and biological laboratory work. Lab-on-a-chip technology allows chemical and biological processes, previously conducted on large pieces of laboratory equipment, to be performed on a small glass or plastic chip with fluid channels known to scientists as microfluidic capillaries. Lab-on-a-chip is a form of Micro-Electro-Mechanical Systems (MEMS) wherein circuits of tiny chambers and channels direct the flow of liquid chemical agents all on a single chip, just as semiconductors direct the flow of electrons. (MEMS is the integration of mechanical elements, sensors, actuators, and electronics on a common substrate through microfabrication technology.) These microfluidics circuits can be designed to accommodate virtually any analytic biochemical process, hence the phrase “lab-on-a-chip.” For example, a lab-on-a-chip for medical analysis could integrate sample input, dilution, reaction and separation, whereas one designed to map restriction enzyme fragments might have an enzymatic digestion chamber followed by a relatively long separation column. Many features of these labs-on-a-chip make them well-suited for high-throughput (fast processing speed) analyses, which involve passing a large number of samples through a system from input to output. In addition to reducing processing times, their small dimensions also reduce the amount of reagents necessary for a medical analysis, which we believe will substantially reduce costs. Just as microelectronic devices can be manufactured with many elements on a single chip, microfluidics devices can be fabricated with many channels, allowing for many parallel chemical analyses at a reasonable cost. They are uniquely suited to small-scale analyses; sample volumes for a single experiment often are in the nano- to picoliter-range, opening the door to the possibility of analyzing components from single cells.

The first significant commercial application of microfluidics has been in inkjet printing. Other potential applications include:

•
Disease diagnostics: Lab-on-a-chip technology can allow cheap and portable systems to be developed to perform analyses currently available only at large laboratories. Being an automated system, accuracy is increased and errors decreased compared to manual analysis. The micro-systems can communicate online with the user or directly with the doctor. Wearable or implantable devices will allow for constant health monitoring providing real time data and response mechanisms, and also allow for early warning signals for serious diseases like cancer. Such complex tasks as analyzing the DNA or RNA of bacteria or viruses could be made possible, giving an extremely reliable diagnosis. Thus, diagnostics becomes much cheaper, more accurate, and independent on location.

•
Manufacturing process control: Micro-laboratories can be developed to monitor different steps of industrial processes, for example, for quality control in the food, beverage and drug industry. Automobiles can be equipped with microfluidic systems that can monitor the quality of oil, coolant and other liquids, all through lab-on-a-chip technology.

•
Security: Lab-chips can permit the detection of minute amounts of dangerous chemical or biological substances, as well as explosives, by analyzing gases or dust absorbed into small drops of fluid. As part of a self-organizing network, such devices can be placed almost anywhere, including at airports, in planes and other transport systems or crowded places.

•
Medication: Microfluidics makes it possible to produce extremely small implantable pumps with reservoirs of concentrated drugs (such as the insulin pump being developed by Osmotex), enhancing the quality of life for patients. For example, using the Osmotex technology, these pumps can monitor the glucose levels of diabetes patients real-time, and then provide the right amount of insulin to correct any imbalance.

•
Micro fuel cells: Small fuel cells have the capacity to power laptop PCs, cell phones, cameras and other consumer electronics. Rather than running on batteries, these fuel cells could run on liquid fuel, which would require a microactuator for the pumping mechanism. Fuel cells are known to have much greater operating times then the best conventional batteries, and refueling can be accomplished in seconds rather than hours required for conventional battery power sources.

•
Cooling devices for electronics equipment: Microfluidics offers a more efficient and silent alternative to traditional cooling fans. A new technique for fabricating liquid cooling channels onto the backs of high-performance integrated circuits provides for better temperature control and improved reliability.

•
Flat screen displays: Flat screens of any size can be filled with microchambers that have differently coloured liquids. This technology offers unique features such as preserving screen pictures without consuming energy, and the possibility of using ultra-thin and even pliable material to make a paper-like screen.

We believe that microfluidics is beginning to change many industries in the same way that the integrated circuit impacted signal processing, ultimately making it possible to perform years of manual work in minutes using inexpensive, mass-produced equipment.

We also believe that there is a significant market opportunity with respect to Osmotex’s glucose monitoring system. The World Health Organization estimates the total number of people with diabetes worldwide to be nearly 200 million. In 2002, the total annual economic cost of diabetes to the U.S. healthcare system was estimated to be $132 billion, which is one out of every ten healthcare dollars spent in the United States. In addition, it is estimated that medical complications arising from diabetes cost the U.S healthcare system over $45 billion annually. We believe that a significant portion of those costs could be eliminated with the more consistent glucose monitoring provided by our implantable system.

Microactuators

We believe that Osmotex’s Invisible Pump technology is the enabling solution needed in microfluidics. The Invisible Pump technology is highly scalable; different sizes and designs can be optimized to yield the correct flow, pressure or agitation for a given application. At the core of the technology lies a recently discovered electrokinetic phenomenon, which we believe Osmotex is the first to exploit technologically. Common to several other actuation principles being studied, this phenomenon works by applying an electric field to a channel by means of two electrodes.

The uniqueness of the Invisible Pump developed by Osmotex however, is its ability to pump liquids at a low-voltage AC power delivered by microfabricated electrodes inside the channel. Unlike competitors’ technologies generally, Osmotex’s technology does not:

•	require voltages greater than five volts;

•	require DC power;

•	alter the properties of the liquid; or

•	have specialized, single-use-only applications.

We believe our competitors’ technology inevitably results in a “dirty” system with electrolysis and gas evolution at the electrodes, which consequently must be placed in open reservoirs. Furthermore, it is difficult to make such systems very complex, as the practical number of external high-voltage electrodes is limited. Osmotex’s low-voltage actuators allow for different sizes and configurations to yield precise flow, pressure and agitation without affecting the liquid’s properties.

We believe that Osmotex is the market leader with respect to microactuators at this time and that no competitor currently exists with a successful, viable alternative. Through Osmotex’s strategic relationships with leading microfluidics research institutions, we are kept apprised of any impending new developments in the field. While there are a number of competitive technologies developed and under development, Osmotex is not aware of any current competitor that has been able to utilize low voltages to power a microfluidic pump. Existing technology uses voltages as high as 1,000 to 5,000 volts, as opposed to the 5 volts currently required for the Osmotex technology. Given the advantages of microfluidics devices that can function with this low-voltage microactuator, Osmotex expects that other competitors may be developing similar technologies to our or Osmotex’s low-voltage pump. However, Osmotex has certain advantages over such competitors:

(1)	Osmotex’s microactuator is in the advanced stages of research and development and is essentially ready for commercialization and specialization for specific applications; and

(2)	Osmotex already holds international patents in many important commercial markets around the world.

We believe that the primary competition in the area of the microactuator products will come from other biotechnology companies and large pharmaceutical companies developing their own alternative products. However, the time required to bring these products to market is lengthy and is labor- and capital-intensive. Large pharmaceutical and manufacturing clients are likely to be more interested in licensing our technology, which is significantly closer to being a commercially viable product, than they are in developing their own proprietary technology.

The Invisible Pump can be integrated in large numbers on a single chip. It contains no moving parts and is built using materials 100 to 10,000 times smaller than a human cell. The Invisible Pump is capable of being mass-produced and we believe it will enable drastic reductions in the size of an expansive range of medical and industrial equipment.

In accordance with our Licensed Rights, in June 2005, we initiated an international licensing program, using IQ USA as the sales and marketing arm, to commercialize the Invisible Pump.

To sub-sub-license Osmotex’s microfluidics technology, we have focused on developing contacts and relationships with Manufacturers, including, major public corporations. For example, as of the date of this Registration Statement, we are in contact with six pharmaceutical companies to develop long-term sub-sub-licensing agreements. The discussions are advancing in various stages.

We have targeted Manufacturers seeking to implement the Invisible Pump technology into their own products. To provide full support to the manufacturing process of Manufacturers’ products, we will provide consulting services and technological development services to them.

To further support the Manufacturers after they have signed sub-sub-licensing agreements with us, we plan to continue to build a global microfluidics network with important research institutions. This network should help ensure the ongoing exchange of knowledge and information in the industry.

Osmotex has developed strategic relationships with leading institutions at the forefront of microfluidic technology. The purpose of these strategic alliances is to keep Osmotex integrated into the best research and development work that is currently happening in the microfluidics industry. These relationships have been very beneficial to the development of its microactuator and the insulin pump application. We expect these partnerships will continue into the future. The research institutions provide support with current research and development taking place around the world, updates on new patents, dissemination of academic findings and support with highly specialized, technical information.

The institutions that Osmotex is working with, and their current operations, are as follows:

•	Institute of Colloid and Water Chemistry at the National Academy of Sciences of Ukraine in Kiev:

-	Current activities include: Theoretical discussions, interpretations of results.

•	Centre Suisse d’Electronique et de Microtechnique SA (CSEM) in Switzerland:

-	Current activities include: Microfabrication partner, laboratory testing of Microsystems.

•	MicroTech Innovation Centre in Horten, Norway:

-	Current activities include: Developing insulin delivery technology.

•	Nederlandse Organisatie voor Toegepast-Natuurwetenschappelijk onderzoek (TNO), The Netherlands:

-	Current activities include: Optimizing pump material.

•	European Membrane Institute, The Netherlands:

-	Current activities include: optimizing pump material and microfabrication.

•	Max Planck Institute, University of Magdeburg, Germany:

-	Current activities include: computer simulations to further optimize the micropump.

In addition to licensing its microfluidics technology, Osmotex is developing proprietary products based on its electrokinetic research. Osmotex has developed an electric, breathable membrane with widespread industrial potential. The rate and direction of liquid transported through the membrane is controlled by an electrical signal. The membrane can also be incorporated into various textiles, including intelligent sportswear and functional fabrics, in addition to being used in applications such as condensation removal and groundwater drainage, among others. Textiles incorporating these membranes are capable of transporting over one liter of water per hour using the energy from a small battery.

Micro Electro-Mechanical Systems

MEMS is the integration of mechanical elements, sensors, actuators, and electronics on a common silicon substrate through microfabrication, similar to the way computer chips are mass-produced. MEMS brings together silicon-based microelectronics with micromachining technology, making possible the realization of complete systems-on-a-chip. While the electronics are fabricated using integrated circuit process sequences, the micromechanical components are fabricated using compatible micromachining processes that selectively etch away parts of the silicon wafer or add new structural layers to form the mechanical and electromechanical devices. MEMS is an enabling technology that we expect will allow Osmotex to further its current development of smart products, augmenting the computational ability of microelectronics with the perception and control capabilities of microsensors and microactuators and expanding the scope of possible design applications.

Microelectronic integrated circuits can be thought of as the “brains” of a system. MEMS augments this decision-making capability with “eyes” and “arms” to allow microsystems to sense and control the environment. Sensors gather information from the environment by measuring mechanical, thermal, biological, chemical, optical and magnetic phenomena. The electronics then process the information derived from the sensors and, through a programmed decision-making capability, direct the actuators to respond by moving, positioning, regulating, pumping and filtering, thereby controlling the environment to achieve the desired outcome or purpose. Because MEMS devices are manufactured using batch fabrication techniques similar to those used for integrated circuits, Manufacturers can place unprecedented levels of functionality, reliability, and sophistication on a small silicon chip at a relatively low cost.

Increased demand for systems such as lab-on-a-chip will likely dramatically bring down their cost and make them accessible to a much broader market. Microscale miniaturization is another upside-end product that would be small and highly portable, about the size of a credit card. Health professionals, for instance, could carry a stack of card-sized blood analysis devices, enabling them to provide services that would otherwise require a laboratory. Such devices would also automate processes that could increase researchers’ ability to conduct more experiments and to gather more statistics and more data using less time and effort.

Osmotex is currently completing tests of an innovative, low-cost, implantable system developed with MEMS to continually monitor glucose levels in diabetics and provide an immediate alert when levels change. The Invisible Pump automatically delivers drugs without repeated skin punctures while significantly improving the accuracy of glucose readings over currently available solutions. We believe Osmotex’s system could dramatically reduce costly medical complications diabetics suffer due to poor glucose control. Any and all proprietary products developed by Osmotex will be marketed by IQ Micro and will fall within the current licensing program.

Patents

Osmotex’s technology is protected by patents and patent applications. All of Osmotex’s currently-held patents and intellectual property rights expire in 2023. The material protected by the patents is the core of our licensing program. Osmotex holds patents for its patent application titled “Method Of Fluid Transport” in Australia (AU737492), Brazil (PI9810358.0), Canada (CA2295710), Finland (FI0993328), France (FR0993328), Germany (DE0993328), Great Britain (GB0993328), Italy (IT0993328), Norway (NO308095) and the U.S. (US6320160). These patents were originally issued to Consensus A/S, a Norwegian company co-owned by Trond Eidsnes, one of our directors, and, after the patents were granted, they were transferred to Osmotex. The patent application priority date is June 30, 1997.

In addition, Osmotex has submitted two other Patent Cooperation Treaty (“PCT”) applications for:

•	PCT application PCT/NO 03/00246 “Actuator in a microfluidic system for inducing electroosmotic liquid movement in a micro channel,” Priority date: 030715; and

•	PCT application PCT/NO 03/00247 “Fabric material with improved liquid transport,” Priority date: 030715.

Osmotex has received a Positive International Preliminary Examination Report for both applications, stating that the inventions have novelty, include an inventive step and have industrial application. We expect the PCT applications to form the basis for a European Patent Office application and applications in North America, European Union and Japan.

The Licensed Rights include the patents discussed above and other intellectual property, including rights to use any and all of Osmotex’s now or subsequently known or discovered tangible and intangible:

•	rights associated with works of authorship throughout the universe, including, but not limited to, copyrights, moral rights and mask-works;

•	trademark and trade name rights and similar rights;

•	trade secret rights;

•	patents, designs, algorithms and other industrial property rights;

•
all other intellectual and industrial property rights of every kind and nature throughout the universe, however named or designated, including, without limitation, all characters, artwork, graphics, audio-visual components, recordings, films, photographs and/or materials related to the patented technology; and

•	all registrations, initial applications, renewals, extensions, continuations, divisions or reissues of the above, whether now or subsequently in force.

Employees

Our wholly-owned subsidiary, IQ USA, currently enlists the services of several consultants, each of whom is the subject of a Management Agreement between their respective employer and us. The management fee associated with each Management Agreement is paid directly by IQ USA.

We are party to a Management Agreement, effective May 1, 2005, with D.P. Martin. In that agreement, we engaged and appointed Robert Rudman, an employee of D.P. Martin, as our Chief Financial Officer. Mr. Rudman is also one of our directors. IQ USA pays a monthly management fee in the amount of $10,000 to D.P. Martin. Mr. Rudman is a Canadian Chartered Accountant and a Canadian citizen. Mr. Rudman’s H-1B work authorization status was granted with D.P. Martin.

We are party to a Management Agreement, effective October 1, 2005, with Visionaire (formerly Jochri Consult AS), a Norwegian company (“Visionaire”), under which we engaged and appointed Johnny Christiansen, who resides in Norway and is an employee of Visionaire, as our Chief Executive Officer. Mr. Christiansen is also one of our directors. Mr. Christiansen performs management services for us in his capacity as Chief Executive Officer from Norway and also performs management services for IQ USA, which pays his monthly management fee in the amount of $8,000. Mr. Christiansen is also a director of Osmotex.

We are party to a Management Agreement, effective March 1, 2006, with Visionaire under which we engaged and appointed Per Arne Lislien, who resides in Norway and is an employee of Visionaire, as our Chief Operations Officer. Mr. Lislien performs management services for us in his capacity as Chief Operations Officer from Norway and also performs management services for IQ USA, which pays his monthly management fee in the amount of $10,000.

Risk Factors

If any of the risks discussed in this Registration Statement actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the price of our shares could decline significantly and you may lose all or part of your investment. The risk factors described below are not the only ones that may affect us. Our forward-looking statements in this Registration Statement are subject to the following risks and uncertainties. Our actual results could differ materially from those anticipated by our forward-looking statements as a result of the risk factors below. See “Introductory Note” above.

Risks Related to Our Business and Operations

We are a development stage company with minimal operating history and you may have difficulty predicting our future operating income and expenses. You will have only limited historical information from which to assess our possible future results of operations.

Although our predecessor company was formed in March 1996, we commenced operations in June 2005 and are currently considered a development stage company. We have not generated any revenues from operations during the period of June 9, 2005 through June 30, 2006. During the period of June 9, 2005 through June 30, 2006, we incurred net losses of $1,577,480. Our future operations may never be profitable. We have a very limited operating history upon which to base an evaluation of our prospective operations or results. As a result, we may have difficulty in accurately predicting revenues or costs of operations for budgeting and planning purposes. This could result in unexpected fluctuation in our future results of operations and other difficulties, any of which could make it difficult for us to achieve or maintain profitability and could increase the volatility of our common stock. Our revenues and profits, if any, will depend upon various factors, including whether our sub-sub-licensing business strategy can be completed and whether Osmotex’s microfluidics technology will achieve market acceptance. We may not achieve our business objectives and the failure to achieve our goals would have an adverse impact on us. Similarly, prospective investors will not be able to review past operations as a gauge to evaluate our management’s execution, our ability to implement our business plan, the effectiveness of our financial controls or other salient information.

Our independent registered public accounting firm’s opinion expresses doubt about our ability to continue as a “going concern.”

Our independent registered public accounting firm’s report issued in connection with our audited consolidated financial statements as of September 30, 2005 and 2004, and for the periods from October 1, 2004 to June 8, 2005, and June 9, 2005 to September 30, 2005, expresses “substantial doubt” about our ability to continue as a going concern, due to, among other things, our lack of revenue and our dependence on external financing to fund our operations. If we are unable to develop profitable operations, we may have to cease to exist, which would be detrimental to the value of our common stock. Our business operations may not develop and provide us with sufficient cash to continue operations.

We will need additional capital to execute our business plan, which we may be unable to obtain on terms acceptable to us, if at all.

We may be required to raise additional capital from the sale of debt or equity securities in order to implement our business plan. Our management projected that a total capital investment of $2,000,000 was required to fund our business plan for the year ended September 30, 2006 by which time it was projected that we would begin earning initial licensing fees. This projected revenue stream is anticipated to be sufficient to fund all future operating expenses.

A significant portion of the capital requirement of $2,000,000 has been arranged with two funding sources. To date, we have completed four separate financings with Cornell Capital Partners, LP, totaling gross proceeds of $1,500,000, and net proceeds of $1,290,000. Those financings took place in August 2005, November 2005, February 2006 and March 2006. In addition, we have a commitment from D.P. Martin, a Florida based financial advisory firm representing several existing shareholders, to arrange at least $500,000 in external financing for us no later than September 30, 2006. D.P. Martin has placed 1,000,000 shares of our common stock into escrow as security against this commitment. However, if D.P. Martin is unsuccessful, we will have to find a new source for additional financing, either privately or through an offering.

We still have a potential funding gap of approximately $210,000. If we are required to raise additional funds, we may be unable to raise those additional funds on terms acceptable to us, if at all. Our inability to obtain additional capital may reduce our ability to continue to conduct business operations, and it may possibly force us to evaluate a sale or liquidation of our assets, if any. Any future financing may involve substantial dilution to existing investors.

We have substantial leverage, which may affect our ability to use funds for other purposes.

We have a substantial amount of outstanding indebtedness. At June 30, 2006, our total current liabilities were $286,792 and our total long-term liabilities were $1.5 million which related to the Secured Convertible Debentures arranged by Cornell Capital Partners, LP. A substantial portion of our cash flow will be dedicated to the payment of principal and interest on our indebtedness, which will reduce funds available to us for other purposes, including capital expenditures. If we were to experience poor financial and operational results, the combination of the poor performance and our substantial leverage might create difficulties in complying with the covenants in the Secured Convertible Debenture or related Securities Purchase Agreement or result in an event of default under the Secured Convertible Debentures. Our failure to comply with such covenants or in the event of default, the Secured Convertible Debenture will become immediately payable in cash or, at the option of the holder, Cornell Capital Partners, LP, in our common stock.

Our obligations under our Secured Convertible Debentures are secured by all of our assets. If we default under the terms of the Secured Convertible Debentures, Cornell Capital Partners, LP could foreclose its security interest and liquidate all of our assets.

Our obligations under the Secured Convertible Debentures are secured by all of our assets. As a result, if we default under the terms of the Secured Convertible Debentures, Cornell Capital Partners, LP could foreclose its security interest and liquidate all of our assets. This would cause us to cease operations.

Our substantial indebtedness could adversely affect our cash flow and our ability to fulfill our obligations.

Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness or other costs and expenses. Our substantial leverage could have significant consequences including:

•	making it more difficult for us to satisfy our obligations with respect to the Secured Convertible Debentures;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•
requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which will reduce the amount of our cash flow available for other purposes, including capital expenditures and other general corporate purposes;

•	requiring us to sell debt securities or to sell some of our core assets, possibly on terms unfavorable to us;

•	restricting us from making strategic acquisitions or exploiting business opportunities;

•	limiting our flexibility in planning for, or reacting to, changes in our business and our industry; and

•	placing us at a possible competitive disadvantage compared to our competitors that have less debt.

Restrictive covenants in our Securities Purchase Agreement and Secured Convertible Debentures could adversely affect our business by limiting our operating and strategic flexibility.

The Securities Purchase Agreement, Secured Convertible Debentures, and Second Amended and Restated Security Agreement governing our outstanding indebtedness contain restrictive covenants that limit our ability to:

•	issue or sell our common stock or preferred stock;

•	issue or sell any warrant, option (except pursuant to an employee stock option plan), right, contract, call or other security convertible into shares of our common stock;

•	file a Registration Statement on Form S-8;

•	enter into certain transactions with affiliates;

•	merge with another company, reorganize, restructure, consummate a reverse stock split consolidation, or sell all or substantially all of our assets;

•	purchase or otherwise acquire all or substantially all of the assets or stock of, or any partnership or joint venture interest in, any other person, firm or entity;

•	enter into any security instrument granting the holder of such security interest in any and all of our assets;

•	materially change our management or ownership;

•	declare dividends;

•	amend our Articles of Incorporation and bylaws; and

•	incur indebtedness in excess of $25,000.

These covenants could have an adverse effect on our business by limiting our ability to take advantage of a financing, merger and acquisition or other corporate opportunities. Upon the occurrence of an event of default under our Secured Convertible Debentures, the holder of such indebtedness could elect to declare all amounts outstanding under such indebtedness, together with accrued interest, to be immediately due and payable in cash or shares of our common stock. If the holder accelerates the payment of that indebtedness, our assets currently would be insufficient to repay in full that indebtedness and any other debt.

To service our indebtedness, make capital expenditures and fund our operations, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our four Secured Convertible Debentures have terms of two and three years. No monthly, quarterly or annual payments of principal and interest are required during the term. On August 12, 2007, one $500,000 Secured Convertible Debenture will expire and any outstanding principal and accrued interest will be payable. On November 30, 2007, one $250,000 Secured Convertible Debenture will expire and any outstanding principal and accrued interest will be payable. On February 8, 2008, another $250,000 Secured Convertible Debenture will expire and any outstanding principal and accrued interest will be payable. On March 29, 2009, another $500,000 Secured Convertible Debenture will expire and any outstanding principal and accrued interest will be payable.

Our ability to make payments on our indebtedness and to fund planned capital expenditures will depend on our ability to generate and have excess cash in the future, which is dependent on various factors. These factors include our ability to market and sub-sub-license the Licensed Rights to sub-sub-licensees, as well as general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We may not be able to generate sufficient cash flow from operations, we may not realize currently anticipated cost savings and operating improvements on schedule or at all, and future borrowings may not be available to us in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness before maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

We do not have any independent directors on our Board of Directors.

Currently, we have no independent directors on our Board of Directors. By “independent director,” we mean a person other than an a shareholder, officer or consultant of ours or any other individual having a relationship that, in the opinion of our board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.  Without independent directors, our Board of Directors may have no way to resolve conflicts of interest, including, without limitation, executive compensation, employment contracts and the like. In the absence of independent directors, our executive officers, could establish policies and enter into transactions without independent review and approval. This presents the potential for a conflict of interest between our shareholders and us generally and the controlling officers, shareholders or directors.

Svein Milford, Trond Eidsnes and Johnny Christiansen are members of our Board of Directors who are also directors of Osmotex. In addition, EKO, AS, a company that Mr. Eidsnes controls, is the beneficial owner of approximately 19.34% of Osmotex. Our fourth director, Robert Rudman, is our Chief Financial Officer. When making decisions on our behalf that are related to or involve a matter with Osmotex or its wholly-owned subsidiary, Osmotex USA, there is no independent director contributing to the vote on a decision about the matter.

We depend on certain key personnel, the loss of any of which could have a material adverse effect on our operations.

The development and marketing of our licensed technology will be dependent upon the skills and efforts of a small group of personnel, including Svein Milford, our Chairman, Johnny Christiansen, our President and Chief Executive Officer, Robert Rudman, our Chief Financial Officer, and Per Arne Lislien, our Chief Operations Officer. Losing the services of any of our key personnel could have a material adverse effect on our operations. Furthermore, we must be able to identify, attract, hire, train, retain and motivate highly skilled managerial, marketing and sales talent. The failure to retain and attract the necessary personnel could materially adversely affect our business, financial condition and operating results. Competition for qualified executives in the microfluidics industry is intense and there are a limited number of persons with applicable experience and motivation and commitment to the growth of this industry. We believe that our future success in the microfluidics business significantly depends on our ability to attract and retain highly skilled and qualified personnel who are knowledgeable about this technology and committed to growing the microfluidics industry.

Our Chief Executive Officer, Chief Financial Officer and Chief Operations Officer operate under management agreements and are not our employees.

Mr. Rudman, Mr. Christiansen and Mr. Lislien are not our employees. Mr. Rudman is an employee of D.P. Martin, and Mr. Christiansen and Mr. Lislien are each an employee of Visionaire. Their respective employers have entered into management agreements with us in which their respective employers have assigned Mr. Rudman, Mr. Christiansen and Mr. Lislien the duties to act as our Chief Financial Officer, Chief Executive Officer and Chief Operations Office, respectively. Mr. Rudman and Mr. Christiansen are currently devoting approximately two-thirds of their working time to us. Mr. Lislien does devote 100% of his time to us. If Mr. Rudman, Mr. Christiansen or Mr. Lislien were unable or unwilling to provide services to us for whatever reason, our business operations would be adversely affected.

Our Chief Financial Officer is a Canadian citizen currently residing in the United States. Immigration restrictions could limit his ability to conduct business in the United States.

Robert Rudman, who acts as our Chief Financial Officer, is a Canadian citizen. Mr. Rudman’s ability to continue to act as our Chief Financial Officer is dependent on the conditions under which his H-1B work authorization status was granted with D.P. Martin and whether the services provided to us through a Management Agreement are within the authorized scope of that work authorization status. Compliance with the H-1B conditions is beyond our control. As of the date of this Registration Statement, Mr. Rudman’s H-1B work authorization allows him to remain in the United States for three years from the date of approval, and apply for one three-year renewal, while he remains an employee of D.P. Martin.

If Mr. Rudman’s work authorization is revoked or expires, he may not be able to work in the United States. His relocation would disrupt our business operations and could adversely affect our business, financial condition and operating results. Mr. Rudman has indicated us that he is evaluating the steps necessary for him to secure permanent United States immigration status, but the timing and outcome of these steps is uncertain.

Our Chief Executive Officer and our Chief Operations Officer are Norwegian citizens currently residing in Norway, which may limit our ability to operate efficiently.

Our Chief Executive Officer, Johnny Christiansen, and our Chief Operations Officer, Per Arne Lislien, are Norwegian citizens who reside full-time in Norway. Given their physical distance from our office in Florida, their command of English as their second language and the six-hour time difference from that of our Florida office, we may not always be able to communicate with them in a timely or effective manner. Such limitations may at times affect our ability to operate our business efficiently.

United States shareholders may face substantial risks associated with effecting service of process or enforcing judgments against our directors and officers who reside outside of the United States.

One of our directors and executive officers is a Canadian citizen and certain of our directors and officers are not United States citizens and some reside in Norway. As a result, United States shareholders face substantial risks with respect to our officers or directors who are not United States citizens or who do not reside in the United States, including that it may difficult or impossible:

•	to effect service of process on them within the United States;

•	to enforce judgments obtained against them in the United States, either in the United States or in foreign jurisdictions; and

•	to bring an original action in foreign jurisdictions to enforce liabilities against them based on the civil liability provisions of the United States federal securities laws.

We currently maintain no theft, casualty or key-man insurance coverage and therefore we could incur losses without having the resources to cover those losses.

We currently do not maintain theft or casualty insurance. As a result, in the event our property is damaged or stolen, we will bear the full cost of its repair or replacement. This cost could be significant and could have a material, adverse effect on our financial condition and our ability to continue business operations. In addition, we do not maintain key-man insurance. As a result, we would not be compensated in the event of the death or disability of Mr. Rudman, Mr. Christiansen or Mr. Lislien, on whom we believe our future success in the microfluidics business significantly depends. See the risk factor entitled, “We depend on certain key personnel, the loss of any of which could have a material adverse effect on our operations” above.

Our limited use of confidentiality agreements may not adequately protect our unpatented proprietary information.

Our reliance on confidentiality agreements and provisions to protect our unpatented proprietary information, know-how and trade secrets may not be adequate. Our competitors may either independently develop the same or similar information or obtain access to our proprietary information. In addition, we may not prevail if we assert challenges to intellectual property rights against third parties. Some of our key personnel’s employers have been required to enter into management agreements that include provisions providing for confidentiality. One of our consulting firms has agreed to keep confidential information we furnish to them pursuant to our consulting agreement with it. With the exception of six potential sub-sub-licensees, we have not required any other party to enter into a confidentiality agreement with us.

Foreign countries may not provide adequate patent protection.

Patent applications filed in certain foreign countries are subject to laws, rules and procedures, which differ from those of the United States. Foreign patent applications Osmotex files may not be issued. Furthermore, some foreign countries provide significantly less patent protection than the United States. We could incur substantial costs in defending patent infringement suits brought by others and in prosecuting patent infringement suits against third party infringers.

Our ability to protect our Licensed Rights and other proprietary rights is uncertain, exposing us to the possible loss of competitive advantage.

Our ability to compete effectively will depend in part on Osmotex’s, Osmotex USA’s, IQ USA’s and our ability to maintain the proprietary nature of the Licensed Rights, primarily through patent protection. Osmotex has granted the Licensed Rights to Osmotex USA, which has sub-licensed the Licensed Rights to us. Osmotex has filed, and we expect will continue to file, patent applications. If a particular patent is not granted, the value of the invention described in Osmotex’s patent application would be diminished. Further, even if these patents are granted, they may be difficult to enforce. Efforts to enforce any patent rights could be expensive, be distracting for our management, be unsuccessful, cause our sub-licensed patent rights to be invalidated, and frustrate our business plan. Additionally, even if patents are issued and are enforceable, others may independently develop similar, superior or parallel technologies and any technology Osmotex developed may prove to infringe upon patents or rights owned by others. Thus, the Licensed Rights may not afford us any meaningful competitive advantage.

We face the potential risk of infringement claims that can result in costly re-engineering, royalty agreements, or litigation.

We believe that our Licensed Rights and other proprietary rights do not infringe on the proprietary rights of third parties. Third parties may assert infringement claims against us, Osmotex or Osmotex USA in the future with respect to current or future technology or other works. Such an assertion may require us to enter into royalty arrangements or result in costly litigation.

We have limited licensing and marketing experience.

Achieving market acceptance for Osmotex’s microfluidics technology will require substantial marketing efforts and expenditure of significant funds to educate the Manufacturers as to the distinctive characteristics and anticipated benefits of Osmotex’s microfluidics technology. We currently have limited licensing and marketing experience and limited financial, personnel and other resources to undertake the extensive marketing activities that are necessary to market and license Osmotex’s microfluidics technology.

We may be unable to license technology that will gain acceptance in the marketplace.

Osmotex designs its own microfluidics technology and we have entered into a license agreement with Osmotex and Osmotex USA granting us a sub-license to the Licensed Rights; however, we have not fully implemented a licensing program for the microfluidics technology and may not be able to successfully market and license Osmotex’s microfluidics technology to third parties. We may not be able to generate revenues or profits under such an agreement. In addition, given our early stage of development and limited capital resources, we may not be able to fully utilize and implement the Licensed Rights. Furthermore, the end products utilize new microfluidics technology. As with any new technology, in order for us to be successful, the microfluidics technology must gain market acceptance. In order to survive, we must succeed at technology protection, marketing and customer acquisition, financial management, staff training and development and the management and growth of a development stage venture. We may not be successful in addressing all or any of these issues and the failure of any one could significantly impair our business, financial condition and operating results.

The technology we expect to sub-sub-license may contain defects.

The technology we expect to sub-sub-license to Manufacturers may contain deficiencies that become apparent subsequent to commercial use. Remedying such errors could hamper our further sub-sub-licensing efforts and cause us to incur additional costs, which would have a material adverse effect on our financial position.

Our sub-sub-licensees’ performances are uncertain.

While we believe that the sub-sub-licensees will have the financial resources and in-house capabilities to carry Osmotex’s microfluidics technology to market, the sub-sub-licensees may not perform in the manner we anticipate and we may not be able to generate royalty revenue.

We may not be able to manage growth and expansion effectively.

Rapid growth of our business may significantly strain our management, operational and technical resources. If we are successful in obtaining rapid market penetration of Osmotex’s microfluidics technology, we will be required to service customers on a timely basis at a reasonable cost. Our strategy is that we will not manufacture but create sub-sub-licensing arrangements with Manufacturers. This could potentially strain our operational, management and financial systems and controls.

Risk Factors Related to Our Industry

The microfluidics industry is highly competitive and inherently risky.

The microfluidics industry is made up of both large, well organized, well funded competitors and many small start-up companies, many of which have substantially greater financial, technical, marketing and human resource capabilities than we have. These or other companies may succeed in developing products or technologies that are more effective than those developed, or being developed, by our sub-sub-licensees, or us which would render our technology obsolete or non-competitive in the marketplace. There are a number of factors that impact a microfluidics company’s success, including research and development, funding, and industry expertise. Each of these factors represents an inherently uncertain risk.

We may become subject to risks inherent in international operations including currency exchange rate fluctuations and tariff regulations.

To the extent we sub-sub-license the microfluidics technology outside the United States, we likely will be subject to the risks associated with fluctuations in currency exchange rates. We may also be subject to tariff regulations and requirements for export licenses, (which licenses may on occasion be delayed or difficult to obtain), unexpected changes in regulatory requirements, longer accounts receivable requirements, difficulties in managing international operations, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws.

Food and Drug Administration approval may be required by sub-sub-licensees for end products created using Osmotex’s microfluidics technology.

Certain applications of Osmotex’s microfluidics technology by sub-sub-licensees of that technology (such as a glucose monitor) may require the sub-sub-licensees to seek FDA approval. Any delays or denials connected to the FDA’s approval would delay or potentially eliminate our ability to generate royalty revenue from the affected sub-sub-licensees.

Risk Factors Related to Our Common Stock

Osmotex USA controls a substantial interest in us and thus they heavily influence all actions that may require a shareholder vote.

Osmotex USA beneficially owns approximately 85% of our outstanding common stock. As a result, Osmotex USA has and will continue to have substantial control over our management and direction. It is not possible for any matter requiring a shareholder vote to be approved without the consent of Osmotex USA. Osmotex USA’s ownership and control of us may prevent or frustrate certain attempts to effect a transaction that is in the best interests of our minority shareholders.

There has not been an active trading market for our common stock and we may not be able to develop an active market that would provide liquidity and price protection to investors.

The trading market for our common stock on the Pink Sheets has been thin and sporadic. As a result, transactions in our shares may reflect the vagaries of a particular circumstance and are less likely to reflect our intrinsic value. Moreover, the quotations for our common stock for such trades as exists may reflect inter-dealer prices, and may not necessarily represent actual transactions. We are filing this Registration Statement as part of a plan to develop an active market for our common stock in an effort to improve liquidity and shareholder value. The filing of this Registration Statement and our undertaking to file periodic reports with the SEC may not create a more active market for our common stock. In the event a regular public trading market does not develop, any investment in our common stock would remain highly illiquid. Accordingly, you may not be able to sell your shares readily.

We do not pay cash dividends to our shareholders and we have no plans to pay future cash dividends.

We plan to retain earnings to finance future growth and have no current plans to pay future cash dividends to shareholders. Because we do not pay cash dividends, holders of our common stock will experience a gain on their investment in our common stock only in the case of an appreciation of value of our common stock. Such an appreciation in value may not occur.

We may be unable to comply with changing laws, regulations and standards related to corporate governance and public disclosure when we become a fully reporting company.

Our short-term plan to increase the liquidity of our common stock includes efforts to have the stock traded on the OTC Bulletin Board. We have contacted several market-makers as potential sponsors of our common stock on the OTC Bulletin Board. However, we currently have no definitive agreement or arrangement with any such sponsor. Our longer-term plan includes efforts to have the stock listed on an exchange such as the American Stock Exchange (“AMEX”) or the NASDAQ SmallCap Market. Each of these markets have specific listing criteria for companies, which include both financial thresholds and corporate governance requirements. Those listing standards are subject to amendment and modification from time to time. Corporate governance requirements include specific requirements for audit committees and audit committee members, enhanced processes for evaluating internal control over financial reporting and disclosure controls and procedures. We do not currently meet the requirements for listing on the AMEX or the NASDAQ SmallCap Market and we may not be able to meet the financial and corporate governance standards that are currently in place or that may be imposed from time to time in the future. Our inability to secure such a listing will likely limit the marketability of our common stock and may adversely impact both the market price of and the liquidity of the trading market for our common stock.

We will incur increased costs as a result of being a fully reporting company with the SEC.

Compliance with the reporting company obligations under the Securities Exchange Act of 1934, as amended, involves substantial costs, including the cost of engaging an independent registered public accounting firm to review quarterly financial reports and prepare audited annual reports, the cost of liability insurance and indemnification for directors and officers, the cost to implement procedures for internal control over financial reporting and disclosure controls and procedures, the cost of preparing and filing with the SEC quarterly, annual and periodic reports and the cost of printing and mailing information related to shareholders meetings. We believe that these costs will be offset by the benefit of greater access to capital and an improved trading market and liquidity for our shareholders. However, the costs related to being public are largely fixed, while the benefits are uncertain.

Our shares of common stock may trade at a price that would classify them as “penny stock.”

“Penny stocks” generally are defined as equity securities with a price of less than $5.00. Broker-dealer practices in connection with transactions in penny stocks are regulated by certain penny stock rules adopted by the SEC. Excluded from the penny stock designation are securities registered on certain national securities exchanges or quoted on Nasdaq, provided that current price and volume information with respect to transactions in such securities are provided by the exchange or are sold to established customers or accredited investors. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in connection with the transaction, and the monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that, prior to a transaction in a penny stock, the broker-dealer must make a special written determination that such penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules. It is very likely that initially our common stock will be subject to the penny stock rules.

You may suffer additional dilution upon the exercise of Warrants and the conversion of our Secured Convertible Debentures.

As of the date of this Registration Statement, we had 50,199,500 shares of our common stock issued and outstanding. As of the date of this Registration Statement, we had issued Secured Convertible Debentures and Warrants. The conversion of the Secured Convertible Debentures, the exercise of the Warrants, or the issuance and conversion or exercise of any other convertible security, including any convertible preferred stock and any stock options we grant to Robert Rudman, Johnny Christiansen or anyone else, would further dilute your percentage equity ownership interest and voting power. The Secured Convertible Debentures may be converted into up to 27,000,000 shares of our common stock (with this number varying depending on the trading price of our common stock) by Cornell Capital Partners, LP at a conversion price per share equal to the lesser of:

•
an amount equal to one hundred twenty percent (120%) of the average closing bid price of our common stock, as quoted by Bloomberg, LP for the five (5) trading days immediately preceding the date issued; or

•
an amount equal to 80% of the lowest closing bid price of the common stock (on the OTC Bulletin Board or on the exchange on which the common stock is then listed, including the “Pink Sheets”), as quoted by Bloomberg L.P.

We have issued Warrants to purchase up to a total of 3,450,000 shares of our common stock in the aggregate. Two of our Warrants are each for 100,000 shares of our common stock and each are, exercisable at $0.001 per share. The third Warrant is for 3,000,000 shares of our common stock, exercisable at $0.30 per share. The fourth Warrant is for 250,000 shares of our common stock, which is exercisable at $0.51 per share. If, subject to the exceptions set forth in the Warrants, during the time the Warrants are outstanding we issue or sell, or are deemed to have issued or sold, any shares of common stock for a consideration per share less than a price equal to the exercise price of the Warrants, in effect immediately prior to such issuance or sale, then immediately after such issuance or sale, the exercise price will be reduced to an amount equal to such consideration per share. Upon each such adjustment, the number of shares issuable upon exercise of the Warrants will be adjusted to the number of shares determined by multiplying the exercise price in effect immediately prior to such adjustment by the number of shares issuable upon exercise of the Warrants immediately prior to such adjustment and dividing the product by the exercise price resulting from such adjustment. Similar adjustments will be made upon the issuance or sale by us of options to purchase our shares or convertible securities.

Reports to Security Holders

We are not currently required to deliver an annual report to security holders. None will be provided until such time as one is required. We have not previously filed reports with the SEC or with any other securities regulator.

Copies of this registration statement and all future reporting materials that we file with the SEC may be obtained at the SEC’s public reference room maintained at 100 F Street N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. In addition, we currently intend to file this registration statement and all of our future reporting materials electronically with the SEC. The SEC maintains an Internet site, available at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Item 8.  Description of Securities.

Common Stock

Our authorized common stock consists of 300,000,000 shares of common stock, of which 50,199,500 shares were issued and outstanding as of June 30, 2006. Each share of our common stock is entitled to one vote and unlimited voting rights and each shareholder is entitled to receive its proportionate share of our net assets upon our dissolution. Our shareholders have no pre-emptive rights.

Preferred Stock

We are also authorized to issue up to 25,000,000 shares of preferred stock. As of the date of this Registration Statement, no preferred shares are issued or outstanding and no class of preferred stock has been designated.

Secured Convertible Debentures

We issued Secured Convertible Debentures to Cornell Capital Partners, LP on August 12, 2005, November 30, 2005, February 8, 2006 and March 29, 2006, which in the aggregate, are convertible into up to 27,000,000 shares of our common stock. This private sale to one accredited investor was made pursuant to Section 4(2) and Rule 506 under Regulation D of the Securities Act of 1933, as amended. All of those Secured Convertible Debentures are secured by all of our property and products and the proceeds of all such items pursuant to Secured Amended and Restated Security Agreement dated March 29, 2006. Pursuant to each of the Securities Purchase Agreements, dated August 11, 2005, November 30, 2005 and March 29, 2006, we paid Yorkville Advisors, LLC, the general partner of Cornell Capital Partners, LP, a total fee of $70,000 under each such agreement. Each of the Secured Convertible Debentures may be converted into shares of common stock by Cornell Capital Partners, LP at the lesser of a fixed conversion price per share or a variable conversion price per share, as described below. The 27,000,000 share cap was negotiated between the parties based on a combination of factors, including but not limited to, the then-current market price per share of our common stock, discounted by 20%, and a coverage ratio of 5-to-1. Based on this cap, the lowest variable conversion price would be approximately $0.0694 per share. As of September 27, 2006, the Secured Convertible Debentures were convertible into a cumulative total of 3,100,198 shares of common stock.

We issued Cornell Capital Partners, LP a Secured Convertible Debenture on August 12, 2005 in the principal amount of $500,000, bearing interest at an annual rate of 8%. Cornell Capital Partners, LP may convert the Secured Convertible Debenture into our common stock. Principal and interest on the Secured Convertible Debenture may be converted into up to 9,800,000 shares of common stock (with this number varying depending on the trading price of our common stock) by Cornell Capital Partners, LP at a conversion price per share equal to the lesser of:

•
$0.64, which is equal to one hundred twenty percent (120%) of the average closing bid price of our common stock, as quoted by Bloomberg, LP for the five (5) trading days immediately preceding the date issued; or

•
an amount equal to 80% of the lowest closing bid price of the common stock (on the OTC Bulletin Board or on the exchange on which the common stock is then listed, including the “Pink Sheets”), as quoted by Bloomberg L.P. for the five (5) trading days immediately preceding the conversion date.

The conversion price under the second bullet point above was $0.576 as of September 27, 2006. Assuming conversion on such date, this Secured Convertible Debenture would be convertible into 868,056 shares of common stock. The number of shares of common stock issuable upon conversion equals the quotient obtained by dividing the outstanding amount of the Secured Convertible Debenture to be converted by the conversion price. This Secured Convertible Debenture has an August 12, 2007 maturity date.

On November 30, 2005, we issued Cornell Capital Partners, LP a Secured Convertible Debenture in the principal amount of $250,000, bearing interest at an annual rate of 8%. Cornell Capital Partners, LP may convert the Secured Convertible Debenture into our common stock. The Secured Convertible Debenture is secured by all of our property and products thereof and proceeds of all such items and has a November 30, 2007 maturity date. As part of the November 2005 Secured Convertible Debenture financing and pursuant to the Securities Purchase Agreement, dated November 30, 2005, we issued another Secured Convertible Debenture to Cornell Capital Partners, LP on February 8, 2006, that except for its February 8, 2008 maturity date and issuance amount of $250,000, has identical terms to the November 2005 Secured Convertible Debenture.

Principal and interest on each of the November 30, 2005 and the February 8, 2006 Secured Convertible Debentures may each be converted into up to 4,900,000 shares of common stock (with this number varying depending on the trading price of our common stock) by Cornell Capital Partners, LP. For the November 30, 2005 Secured Convertible Debenture, the conversion price per share is equal to the lesser of:

•
$0.48, which is equal to one hundred twenty percent (120%) of the average closing bid price of our common stock, as quoted by Bloomberg, LP for the five (5) trading days immediately preceding the date issued; or

•
an amount equal to 80% of the lowest closing bid price of the common stock (on the OTC Bulletin Board or on the exchange on which the common stock is then listed, including the “Pink Sheets”), as quoted by Bloomberg LP for the five (5) trading days immediately preceding the conversion date.

The conversion price under the second bullet point above was $0.576 as of September 27, 2006. The number of shares of common stock issuable upon conversion equals the quotient obtained by dividing the outstanding amount of the Secured Convertible Debenture to be converted by the conversion price. Assuming conversion on such date, this Secured Convertible Debenture would be convertible into 520,833 shares of common stock.

For the Secured Convertible Debenture issued on February 8, 2006, the conversion price per share is the lesser of:

•
$0.42, which is equal to one hundred twenty percent (120%) of the average closing bid price of our common stock, as quoted by Bloomberg, LP for the five (5) trading days immediately preceding the date issued; or

•
an amount equal to 80% of the lowest closing bid price of the common stock (on the OTC Bulletin Board or on the exchange on which the common stock is then listed, including the “Pink Sheets”), as quoted by Bloomberg LP for the five (5) trading days immediately preceding the conversion date.

The conversion price under the second bullet point above was $0.576 as of September 27, 2006. The number of shares of common stock issuable upon conversion equals the quotient obtained by dividing the outstanding amount of the Secured Convertible Debenture to be converted by the conversion price. Assuming conversion on such date, this Secured Convertible Debenture would be convertible into 520,833 shares of common stock.

On March 29, 2006, we issued Cornell Capital Partners, LP a Secured Convertible Debenture in the principal amount of $500,000, bearing interest at an annual rate of 8%. Cornell Capital Partners, LP may convert the Secured Convertible Debenture into our common stock. The Secured Convertible Debenture has a March 29, 2009 maturity date. As part of this March 2006 Secured Convertible Debenture financing, we committed to file a registration statement on Form S-1 or Form SB-2 no later than June 29, 2006, as required pursuant to the Securities Purchase Agreement, dated March 29, 2006. Principal and interest on the Secured Convertible Debenture may be converted into up to 7,400,000 shares of common stock (with this number varying depending on the trading price of our common stock) by Cornell Capital Partners, LP. The conversion price of this Secured Convertible Debenture is based on a formula which is a conversion price per share equal to the lesser of:

•
$0.42, which is equal to one hundred twenty percent (120%) of the average closing bid price of our common stock, as quoted by Bloomberg, LP for the five (5) trading days immediately preceding the date issued; or

•
an amount equal to 80% of the lowest closing bid price of the common stock (on the OTC Bulletin Board or on the exchange on which the common stock is then listed, including the “Pink Sheets”), as quoted by Bloomberg LP for the five (5) trading days immediately preceding the conversion date.

The conversion price under the second bullet point above was $0.576 as of September 27, 2006. The number of shares of common stock issuable upon conversion equals the quotient obtained by dividing the outstanding amount of the Secured Convertible Debenture to be converted by the conversion price. Assuming conversion on such date, this Secured Convertible Debenture would be convertible into 1,190,476 shares of common stock.

Cornell Capital Partners, LP is restricted by the terms of each Secured Convertible Debenture from converting a Secured Convertible Debenture or receiving shares of our common stock as payment of interest to the extent such conversion or receipt of interest payment would result in Cornell Capital Partners, LP beneficially owning in excess of 4.9% of our common stock, on a fully converted basis. However, Cornell Capital Partners, LP may waive this restriction. If Cornell Capital Partners, LP were to make such waiver and convert all of its Secured Convertible Debentures and Warrants (See “- Warrants” below) into our common stock, then, assuming a $0.10 variable conversion price per share, it would own approximately 30.42% of our common stock. As of September 27, 2006, the variable conversion price was $0.576 per share and the Secured Convertible Debentures would be convertible into a cumulative total of 3,100,198 shares of common stock. The table below demonstrates this and other ownership scenarios of Cornell Capital Partners, LP if it were to fully convert all of the securities we issued to it into our common stock and based on the assumption of different variable conversion prices per share.

CONVERSION OF CONVERTIBLE SECURITIES OF
CORNELL CAPITAL PARTNERS, LP

	Fixed Conversion Price Per Share			Debentures as Converted into Shares of Common Stock							Warrants as Converted into Shares of Common Stock

		Assumed Variable Conversion Price Per Share
		$0.10 per share	$0.25 per share	$0.42 per share	$0.48 per share		$0.576 per share		$0.64 per share
Debt Issued
August 2005	$0.64	6,250,000	2,500,000	1,190,476	1,041,667		868,056		781,250		100,000
November 2005	$0.48	3,125,000	1,250,000	595,238	520,833		520,833	(1)	520,833	(1)	100,000
February 2006	$0.48	3,125,000	1,250,000	595,238	520,833		520,833	(1)	520,833	(1)	--
March 2006	$0.42	6,250,000	2,500,000	1,190,476	1,190,476	(2)	1,190,476	(2)	1,190,476	(2)	3,000,000
TOTAL		18,750,000	7,500,000	3,571,429	3,273,810		3,100,198		3,013,393		3,200,000

Ownership (Debentures and Warrants Fully Converted):		30.42%	17.57%	11.89%	11.42%		11.15%		11.01%

(1) Based on an assumed conversion at this debenture’s fixed conversion price per share of $0.48.
(2) Based on an assumed conversion at this debenture’s fixed conversion price per share of $0.42.

The Securities Purchase Agreement, Secured Convertible Debentures, and Second Amended and Restated Security Agreement governing our outstanding indebtedness contain restrictive covenants that limit our ability to:

•	issue or sell our common stock or preferred stock;

•	issue or sell any warrant, option (except pursuant to an employee stock option plan), right, contract, call or other security convertible into shares of our common stock;

•	file a Registration Statement on Form S-8;

•	enter into certain transactions with affiliates;

•	merge with another company, reorganize, restructure, consummate a reverse stock split consolidation, or sell all or substantially all of our assets;

•	purchase or otherwise acquire all or substantially all of the assets or stock of, or any partnership or joint venture interest in, any other person, firm or entity;

•	enter into any security instrument granting the holder of such security interest in any and all of our assets;

•	materially change our management or ownership;

•	declare dividends;

•	amend our Articles of Incorporation and bylaws; and

•	incur indebtedness in excess of $25,000.

In addition, we are obligated to obtain sponsorship for trading on the OTC Bulletin Board or listing our common stock on the Nasdaq SmallCap Market, New York Stock Exchange, American Stock Exchange or the Nasdaq National Market (each, a “Subsequent Market”). Our failure to obtain OTC Bulletin Board sponsorship or listing on a Subsequent Market would constitute an event of default under the Secured Convertible Debentures. As such, and in the event of other events of default, as defined in the Secured Convertible Debentures, the Secured Convertible Debentures will become immediately payable in cash or, at the option Cornell Capital Partners, LP, in our common stock. If an event of default, as defined in the Secured Convertible Debentures, occurs and remains uncured, the conversion price will be reduced by twenty percent (20%) of the conversion price.

We may, at our option, with three (3) business days advance written notice, redeem a portion or all amounts outstanding under each of the Secured Convertible Debentures we issued to Cornell Capital Partners, LP prior to the maturity date of each, respectively, provided that the price per share in the last reported trade of our common stock on the OTC Bulletin Board or on the exchange on which the common stock is then listed as quoted by Bloomberg, LP., is less than the lesser of:

•
an amount equal to one hundred twenty percent (120%) of the average closing bid price of the common stock, as quoted by Bloomberg L.P., for the five (5) trading days immediately preceding the date the Secured Convertible Debenture was issued;

•
an amount equal to eighty percent (80%) of the lowest closing bid price of the common stock (on the OTC Bulletin Board or on the exchange on which the Common Stock is then listed, including the “Pink Sheets”), as quoted by Bloomberg, LP, for five (5) trading days immediately preceding the conversion date at the time we give notice of such redemption.

We must pay a redemption premium of twenty percent (20%) of the amount redeemed in addition to such redemption, plus accrued interest.

Warrants

As of August 1, 2005, we entered into a Consulting Agreement with Hawk Associates for investor relations and financial media relations services. As partial consideration for Hawk Associates’s services, we agreed to grant it five-year warrants to purchase 250,000 shares of our common stock with an exercise price of $0.51 per share with full “piggyback” rights to be registered with our next registration statement prepared after August 1, 2005. The warrants expire at midnight on July 31, 2010. As of the date of this Registration Statement, the warrant agreement has not been prepared.

We issued three Warrants to Cornell Capital Partners, LP, each of which are subject to identical adjustment terms as set forth in the Warrants. We issued the first Warrant on August 12, 2005 to Cornell Capital Partners, LP to purchase 100,000 shares of our common stock at a purchase price of $10.00 with an exercise price of $0.001 per share or as subsequently adjusted, which expires on or about August 12, 2008. We issued the second Warrant to Cornell Capital Partners, LP on November 30, 2005 to purchase 100,000 shares of our common stock that are exercisable at a price of $0.001 per share or as subsequently adjusted, which expires on or about November 12, 2008. We issued the third Warrant to Cornell Capital Partners, LP on March 29, 2006 to purchase 3,000,000 shares of our common stock that are exercisable at a price of $0.30 per share or as subsequently adjusted, which expires on or about March 29, 2011.

If, subject to the exceptions set forth in the Warrants, during the time the Warrants are outstanding we issue or sell, or are deemed to have issued or sold, any shares of common stock for a consideration per share less than a price equal to the exercise price of the Warrants, in effect immediately prior to such issuance or sale, then immediately after such issuance or sale, the exercise price will be reduced to an amount equal to such consideration per share. Upon each such adjustment, the number of shares issuable upon exercise of the Warrants will be adjusted to the number of shares determined by multiplying the exercise price in effect immediately prior to such adjustment by the number of shares issuable upon exercise of the Warrants immediately prior to such adjustment and dividing the product by the exercise price resulting from such adjustment. Similar adjustments will be made upon the issuance or sale by us of options to purchase our shares or convertible securities.

We have are no other outstanding options, warrants or securities convertible into our common stock.

Registration Rights of Cornell Capital Partners, LP

We entered into a Second Amended and Restated Investor Registration Rights Agreement with Cornell Capital Partners, LP, dated March 29, 2006. Pursuant to that agreement, we committed to file no later than June 29, 2006 a registration statement on Form S-1 or Form SB-2 for the resale by Cornell Capital Partners, LP of up to 27,000,000 shares of our common stock to be issued upon conversion of its Secured Convertible Debentures (dated August 12, 2005, November 30, 2005, February 8, 2006 and March 29, 2006) and Warrants (dated August 12, 2005, November 30, 2005 and March 29, 2006). This deadline has been extended to September 30, 2006. We expect to file a Form SB-2 and must use best efforts to ensure that it is effective within one hundred twenty (120) days after the date filed. Our failure to file and ensure the effectiveness of the Form SB-2 would constitute an event of default that would require us to pay liquidated damages to Cornell Capital Partners, LP in either a cash amount or shares of our common stock within three (3) business days, after demand therefore, equal to 2% of the liquidated value of all of the Secured Convertible Debentures we issued to Cornell Capital Partners, LP outstanding for each thirty (30) day period the date we were obligated to file such Form SB-2 or ensure effectiveness thereof, whichever is applicable.

The transfer agent for our common stock is Standard Registrar & Transfer Agency Inc., 673 Bluebird Lane Northeast, Albuquerque, New Mexico 87122. Our transfer agent’s telephone number is (505) 828-2839.

PART II

Item 4.  Recent Sales of Unregistered Securities.

Merger with Enclave Products, Ltd.

Pursuant to a Plan of Merger dated March 29, 2004, on April 21, 2004, the Old Corporation filed Articles and Certificate of Merger with the Secretary of State of the State of Colorado merging the Old Corporation into the Surviving Corporation. In the Plan of Merger, we increased our authorized capital shares of common voting stock, par value of $0.0001 per share, from 100,000 shares to 100,000,000 shares. Each shareholder of the Old Corporation exchanged one share of its common stock for one share of common stock in the Surviving Corporation.

Reverse Stock Split

On November 5, 2004, we filed Articles of Amendment with the Secretary of State of the State of Colorado with Articles of Amendment to the Articles of Incorporation attached thereto, authorizing a one-for-200 reverse stock split on all outstanding shares of common stock as of that date.

Cornell Capital Partners, LP Secured Convertible Debenture Financings

We issued Secured Convertible Debentures to Cornell Capital Partners, LP on August 12, 2005, November 30, 2005, February 8, 2006 and March 29, 2006, which in the aggregate, are convertible into up to 27,000,000 shares of our common stock. This private sale to one accredited investor was made pursuant to Section 4(2) and Rule 506 under Regulation D of the Securities Act of 1933, as amended. All of those Secured Convertible Debentures are secured by all of our property and products and the proceeds of all such items pursuant to Secured Amended and Restated Security Agreement dated March 29, 2006. Pursuant to each of the Securities Purchase Agreements, dated August 11, 2005, November 30, 2005 and March 29, 2006, we paid Yorkville Advisors, LLC, the general partner of Cornell Capital Partners, LP, a total fee of $70,000 under each such agreement. Each of the Secured Convertible Debentures may be converted into shares of common stock by Cornell Capital Partners, LP at the lesser of a fixed conversion price per share or a variable conversion price per share, as described below. The 27,000,000 share cap was negotiated between the parties based on a combination of factors, including but not limited to, the then-current market price per share of our common stock, discounted by 20%, and a coverage ratio of 5-to-1. Based on this cap, the lowest variable conversion price would be approximately $0.o694 per share. As of September 27, 2006, the Secured Convertible Debentures were convertible into a cumulative total of 3,100,198 shares of common stock.

We issued Cornell Capital Partners, LP a Secured Convertible Debenture on August 12, 2005 in the principal amount of $500,000, bearing interest at an annual rate of 8%. Cornell Capital Partners, LP may convert the Secured Convertible Debenture into our common stock. Principal and interest on the Secured Convertible Debenture may be converted into up to 9,800,000 shares of common stock (with this number varying depending on the trading price of our common stock) by Cornell Capital Partners, LP at a conversion price per share equal to the lesser of:

•
$0.64, which is equal to one hundred twenty percent (120%) of the average closing bid price of our common stock, as quoted by Bloomberg, LP for the five (5) trading days immediately preceding the date issued; or

•
an amount equal to 80% of the lowest closing bid price of the common stock (on the OTC Bulletin Board or on the exchange on which the common stock is then listed, including the “Pink Sheets”), as quoted by Bloomberg L.P. for the five (5) trading days immediately preceding the conversion date.

The conversion price under the second bullet point above was $0.576 as of September 27, 2006. Assuming conversion on such date, this Secured Convertible Debenture would be convertible into 868,056 shares of common stock. The number of shares of common stock issuable upon conversion equals the quotient obtained by dividing the outstanding amount of the Secured Convertible Debenture to be converted by the conversion price. This Secured Convertible Debenture has an August 12, 2007 maturity date.

On November 30, 2005, we issued Cornell Capital Partners, LP a Secured Convertible Debenture in the principal amount of $250,000, bearing interest at an annual rate of 8%. Cornell Capital Partners, LP may convert the Secured Convertible Debenture into our common stock. The Secured Convertible Debenture is secured by all of our property and products thereof and proceeds of all such items and has a November 30, 2007 maturity date. As part of the November 2005 Secured Convertible Debenture financing and pursuant to the Securities Purchase Agreement, dated November 30, 2005, we issued another Secured Convertible Debenture to Cornell Capital Partners, LP on February 8, 2006, that except for its February 8, 2008 maturity date and issuance amount of $250,000, has identical terms to the November 2005 Secured Convertible Debenture.

Principal and interest on each of the November 30, 2005 and the February 8, 2006 Secured Convertible Debentures may each be converted into up to 4,900,000 shares of common stock (with this number varying depending on the trading price of our common stock) by Cornell Capital Partners, LP. For the November 30, 2005 Secured Convertible Debenture, the conversion price per share is equal to the lesser of:

•
$0.48, which is equal to one hundred twenty percent (120%) of the average closing bid price of our common stock, as quoted by Bloomberg, LP for the five (5) trading days immediately preceding the date issued; or

•
an amount equal to 80% of the lowest closing bid price of the common stock (on the OTC Bulletin Board or on the exchange on which the common stock is then listed, including the “Pink Sheets”), as quoted by Bloomberg LP for the five (5) trading days immediately preceding the conversion date.

The conversion price under the second bullet point above was $0.576 as of September 27, 2006. The number of shares of common stock issuable upon conversion equals the quotient obtained by dividing the outstanding amount of the Secured Convertible Debenture to be converted by the conversion price. Assuming conversion on such date, this Secured Convertible Debenture would be convertible into 520,833 shares of common stock.

For the Secured Convertible Debenture issued on February 8, 2006, the conversion price per share is the lesser of:

•
$0.42, which is equal to one hundred twenty percent (120%) of the average closing bid price of our common stock, as quoted by Bloomberg, LP for the five (5) trading days immediately preceding the date issued; or

•
an amount equal to 80% of the lowest closing bid price of the common stock (on the OTC Bulletin Board or on the exchange on which the common stock is then listed, including the “Pink Sheets”), as quoted by Bloomberg LP for the five (5) trading days immediately preceding the conversion date.

The conversion price under the second bullet point above was $0.576 as of September 27, 2006. The number of shares of common stock issuable upon conversion equals the quotient obtained by dividing the outstanding amount of the Secured Convertible Debenture to be converted by the conversion price. Assuming conversion on such date, this Secured Convertible Debenture would be convertible into 520,833 shares of common stock.

On March 29, 2006, we issued Cornell Capital Partners, LP a Secured Convertible Debenture in the principal amount of $500,000, bearing interest at an annual rate of 8%. Cornell Capital Partners, LP may convert the Secured Convertible Debenture into our common stock. The Secured Convertible Debenture has a March 29, 2009 maturity date. As part of this March 2006 Secured Convertible Debenture financing, we committed to file a registration statement on Form S-1 or Form SB-2 no later than June 29, 2006, as required pursuant to the Securities Purchase Agreement, dated March 29, 2006. Principal and interest on the Secured Convertible Debenture may be converted into up to 7,400,000 shares of common stock (with this number varying depending on the trading price of our common stock) by Cornell Capital Partners, LP. The conversion price of this Secured Convertible Debenture is based on a formula which is a conversion price per share equal to the lesser of:

•
$0.42, which is equal to one hundred twenty percent (120%) of the average closing bid price of our common stock, as quoted by Bloomberg, LP for the five (5) trading days immediately preceding the date issued; or

•
an amount equal to 80% of the lowest closing bid price of the common stock (on the OTC Bulletin Board or on the exchange on which the common stock is then listed, including the “Pink Sheets”), as quoted by Bloomberg LP for the five (5) trading days immediately preceding the conversion date.

The conversion price under the second bullet point above was $0.576 as of September 27, 2006. The number of shares of common stock issuable upon conversion equals the quotient obtained by dividing the outstanding amount of the Secured Convertible Debenture to be converted by the conversion price. Assuming conversion on such date, this Secured Convertible Debenture would be convertible into 1,190,476 shares of common stock.

Capital Contribution Agreement

On June 9, 2005, we entered into the CC Agreement with Osmotex USA. In the CC Agreement, we agreed to exchange 42,670,000 shares of our $0.0001 par value per share common stock to Osmotex USA, in return for the Licensed Rights. As a result of this transaction, Osmotex USA became the beneficial owner of approximately 85% of our capital stock. This private sale was made to one accredited investor pursuant to Section 4(2) and Rule 506 under Regulation D of the Securities Act of 1933, as amended.

PART F/S

IQ MICRO INC.
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2004, FOR THE PERIODS FROM OCTOBER 1, 2004 TO JUNE 8, 2005, FROM JUNE 9, 2005 TO SEPTEMBER 30, 2005 AND NINE MONTHS ENDED JUNE 30, 2006, AND FOR THE PERIOD FROM JUNE 9, 2005 TO JUNE 30, 2006 (DEVELOPMENT STAGE PERIOD)

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	43

Consolidated Financial Statements:

Consolidated Balance Sheets as of September 30, 2005 and June 30, 2006 (unaudited)	44

Consolidated Statements of Operations for the year ended September 30, 2004, for the periods from October 1, 2004 to June 8, 2005, from June 9, 2005 to September 30, 2005 and June 30, 2006 (unaudited), and for the period from June 9, 2005 to June 30, 2006 (unaudited) (Development Stage Period)	45

Consolidated Statements of Changes In Stockholders’ Deficit for the year ended September 30, 2004, for the periods from October 1, 2004 to June 8, 2005, from June 9, 2005 to September 30, 2005 and nine months ended June 30, 2006 (unaudited), and for the period from June 9, 2005 to June 30, 2006 (unaudited) (Development Stage Period)	46

Consolidated Statements of Cash Flows for the year ended September 30, 2004 and for the periods from October 1, 2004 to June 8, 2005, and from June 9, 2005 to September 30, 2005 and nine months ended June 30, 2006 (unaudited), and for the period from June 9, 2005 to June 30, 2006 (unaudited) (Development Stage Period)	47

Notes to Consolidated Financial Statements	49-59

Report of Independent Registered Public Accounting Firm

IQ Micro Inc.
To the Board of Directors
500 Australian Ave., Suite 700
West Palm Beach, Florida

We have audited the consolidated balance sheets of IQ Micro Inc. and subsidiary (a development stage company) as of September 30, 2005, and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the year end September 30, 2004 and the periods from October 1, 2004 to June 8, 2005 and from June 9, 2005 to September 30, 2005 (development stage period). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IQ Micro Inc. and subsidiary as of September 30, 2005, and the results of their operations and their cash flows for the year ended September 30, 2004 and the periods from October 1, 2004 to June 8, 2005 and from June 9, 2005 to September 30, 2005 (development stage period), in conformity with U.S. generally accepted accounting principles.

These financial statements were previously issued and reported on, by us, on February 1, 2006. Since our report dated February 1, 2006, management has determined that warrants and embedded derivatives issued in conjunction with the secured convertible debentures totalling $51,000 and $177,082 respectively were valued incorrectly. In addition, the stock options issued to a consultant totalling $68,200 were incorrectly expensed. Also the Company has determined that the $70,000 in financing fees relating to the convertible debentures was also incorrectly expensed. As more fully described in Note 9 for accounting purposes, the Company should have amortized those costs over the term of the associated contracts. These financial statements have been revised to reflect the amortization of these costs.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no revenue and is dependent on external financing to fund operations. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Boca Raton, Florida
April 28, 2006

2401 NW Boca Raton Boulevard ♦ Boca Raton, FL 33431-6632 ♦ t: 561.367.1040 ♦ f: 561.750.3236
2401 PGA Boulevard, Suite 196 ♦ Palm Beach Gardens, FL 33410-3500 ♦ t: 561.367.1040 ♦ f: 561.624.1151
2700 West Cypress Creek Road, Suite D 126 ♦ Fort Lauderdale, FL 33309-1751 ♦ t: 954.974.3544 ♦ f: 954.974.3680
PCAOB Registered  www.daszkalbolton.com   Affiliated Offices Worldwide

IQ MICRO INC.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

ASSETS

	September 30, 2005	(unaudited) June 30, 2006
	(Restated)
Current assets
Cash	$92,214	$57,102
Prepaid expenses	7,500	2,500

Total current assets	99,714	59,602

Licensed rights, net	288,888	263,886
Deferred finance charges, net	111,091	168,681

Total assets	$499,693	$492,169

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
Trade payables	$36,987	$154,035
Accrued interest	5,370	65,222
Accounts payable to parent company	-	47,255
License fee payable to parent company	80,280	20,280

Total current liabilities	122,637	286,792

Long-term liabilities
Secured convertible debenture, net $313,968 and $868,917 discounts	186,032	631,083
Beneficial conversion liability	302,084	950,002
Total long-term liabilities	488,116	1,581,085

Total liabilities	610,753	1,867,877

Commitments and contingencies

Stockholders’ deficit
Preferred stock, $0.0001 par value
Authorized 25,000,000 shares none issued and outstanding	-	-
Common stock, $0.0001 par value
Authorized 300,000,000 shares; 50,199,500 issued and outstanding, respectively	5,020	5,020
Additional paid-in capital in excess of par value	98,728	214,240
Deficit accumulated	(17,488)	(17,488)
Deficit accumulated during the development stage	(197,320)	(1,577,480)
Total stockholders' deficit	(111,060)	(1,375,708)

Total liabilities and stockholders' deficit	$499,693	$492,169

See accompanying notes to financial statements

IQ MICRO INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

				(unaudited)
	October 1, 2003 to September 30, 2004	October 1, 2004 to June 8, 2005	June 9, 2005 to September 30, 2005	October 1, 2005 to June 30, 2006	June 9, 2005 (inception) to June 30, 2006
			(Restated)
Revenues	$-	$-	$-	$-	$-

Operating expenses
General and administrative	-	-	12,715	75,888	88,603
Management and consulting fees	-	-	62,025	439,639	501,664
Legal and audit fees	600	2,500	48,288	304,463	352,751
Investor relations	-	-	47,259	129,275	176,534
Loan interest and finance fees	-	-	18,716	272,905	291,621
Amortization of license fee	-	-	11,112	25,002	36,114
(Gain) loss on fair value adjustments
to beneficial conversion feature			(2,795)	32,372	29,577
Travel	-	-	-	100,616	100,616
Total expenses	600	2,500	197,320	1,380,160	1,577,480

Net (loss)	$(600)	$(2,500)	$(197,320)	$(1,380,160)	$(1,577,480)

(Loss) per weighted average
common share (basic and diluted)	$(0.01)	$-	$-	$(0.03)

Number of weighted average common
Shares outstanding	45,306	28,287,908	48,066,668	49,199,500

See accompanying notes to financial statements

IQ MICRO INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total

PRE-DEVELOPMENT STAGE PERIOD

Balance at October 1, 2004	60,377	$6	$1,182	$(14,988)	$(13,800)

Restricted shares issued for services (October 20/04)	25,000,000	2,500	-	-	2,500

Restricted shares issued to settle debt (March 4/05)	13,800,000	1,380	12,420	-	13,800

Net loss: October 1, 2004 to March 31,2005	-	-	-	(2,500)	(2,500)

Balance at March 31, 2005 and June 8, 2005	38,860,377	3,886	13,602	(17,488)	-

DEVELOPMENT STAGE PERIOD

Balance at June 9, 2005	38,860,377	3,886	13,602	(17,488)	-

Cancellation of restricted shares (June 9/05)	(31,330,877)	(3,133)	3,133	-	-

New restricted shares issued (June 9/05)	42,670,000	4,267	(4,267)	-	-

Warrants issued (August 1/05)	-	-	18,060	-	18,060

Warrants issued (August 12/05)	-	-	68,200	-	68,200

Net loss: June 9, 2005 to September 30, 2005	-	-	-	(197,320)	(199,620)

Balance at September 30, 2005 (Restated)	50,199,500	5,020	98,728	(214,808)	(111,060)

Unaudited:

Warrants issued (November 30, 2005)	-	-	15,954	-	15,954

Warrants issued (March 29, 2006)			99,558		99,558

Net loss: October 1, 2005 to June 30, 2006 (unaudited)	-	-	-	(1,380,160)	(1,380,160)

Balance at June 30, 2006	50,199,500	$5,020	$214,240	$(1,594,968)	$(1,375,708)

IQ MICRO INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

				(unaudited)
	October 1, 2003 to September 30, 2004	October 1, 2004 to June 8, 2005	June 9, 2005 to September 30, 2005	October 1, 2005 to June 30, 2006	June 9, 2005 (inception) to June 30, 2006
			(Restated)
Cash flows from operating activities:
Net loss	$(600)	$(2,500)	$(197,320)	$(1,380,160)	$(1,577,480)

Items not affecting cash:
Amortization of license fee	-	-	11,112	25,002	36,114
Amortization of deferred financing costs	-	-	4,375	36,944	41,319
Amortization of warrants for investor relations			22,734	45,466	68,200
Common stock issued for services	600	2,500			-
Change in fair value of the beneficial conversion feature		-	(2,795)	32,372	29,577
Amortization of discount on debentures	-	-	8,971	176,108	185,079
Changes in non-cash working capital:					-
Prepaid expenses	-	-	(7,500)	5,000	(2,500)
Trade payables	-	-	36,987	117,049	154,036
Accrued interest	-	-	5,370	59,852	65,222

Net cash used in operating activities	-	-	(118,066)	(882,367)	(1,000,433)

Cash flows from investing activities:
Purchase of licensed rights	-	-	(219,720)	(60,000)	(279,720)

Cash flows from financing activites:
Increase in deferred financing costs	-	-	(70,000)	(140,000)	(210,000)
Due to parent				47,255	47,255
Proceeds from issuance of
secured convertible debentures	-	-	500,000	1,000,000	1,500,000
Net cash provided by financing activities	-	-	430,000	907,255	1,337,255

Net increase (decrease) in cash	-	-	92,214	(35,112)	57,102

Cash, beginning of period	-	-	-	92,214	-

Cash, end of period	$-	$-	$92,214	$57,102	$57,102

IQ MICRO INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Supplemental cash flow information:
cash paid during the period:
Interest	$-	$-	$-	$-	$-
Income taxes	$-	$-	$-	$-	$-
Non-cash investing and financing activities:
Acquisition of license through payable to parent	$-	$-	$80,280	$-	$80,280
Issuance of warrants in exhange for services	$-	$-	$68,200	$-	$68,200
Issuance of warrants with debentures	$-	$-	$18,060	$115,512	$133,572

See accompanying notes to financial statements

IQ MICRO INC.
(A Development Stage Company)
Notes to Consolidated Financial Statements

NOTE 1 - Description of the Planned Business and Basis of Presentation

IQ Micro Inc. (the “Company”) is an international licensing company established to commercialize technology that precisely controls the movement of fluids on a micro scale. The Company was originally formed as Enclave Products, Ltd. (the “Old Corporation”), a Colorado corporation, on March 22, 1996. Pursuant to a Plan of Merger dated March 29, 2004, on April 21, 2004 the Old Corporation filed Articles and Certificate of Merger with the Secretary of State of the State of Colorado merging the Old Corporation into Enclave Products, Ltd., a Colorado corporation (the “Surviving Corporation”). A previous controlling shareholder group of the Old Corporation arranged the merger for business reasons that did not materialize.

On October 18, 2004, a Florida-based shareholder group acquired controlling interest in the Surviving Corporation and on November 5, 2004, affected a 1-for-200 reverse stock split. On November 5, 2004, the Surviving Corporation changed its name to IQ Medical Corp. and then, on October 3, 2005, to IQ Micro Inc. The Company became qualified to do business in Florida on October 12, 2005. The Company’s common stock is currently trading on the Pink Sheets under the symbol “IQMC.” All common stock share amounts have been restated to reflect the reverse stock split.

Until June 8, 2005, the Company had no operations. On June 9, 2005, the Company commenced development activities when it acquired exclusive, worldwide sales and marketing licensing rights to microfluidics technology developed and patented by Osmotex AS ("Osmotex"), incorporated in Norway in 1999, as well as additional intellectual property rights of Osmotex together with such patents, (the "Licensed Rights").

The Company acquired the Licensed Rights through the issuance of shares representing approximately 85% of the outstanding shares of the Company, in addition to a cash payment of $300,000.

The Company has established a sales and marketing office in West Palm Beach, Florida and is actively pursuing global licensing opportunities. Microfluidics technology has a wide range of consumer, medical and industrial applications. The Company intends to become a specialized supplier of low voltage microfluidics technology.

The Company’s fiscal year-end is September 30 for financial reporting purposes. The consolidated statement of operations has been bifurcated to separately present activities while in the development stage.

NOTE 2 - Going Concern

As reflected in the accompanying consolidated financial statements, the Company is a Development Stage Corporation and has incurred a loss of $1,380,160 during the nine months ended June 30, 2006 and had a stockholders’ deficit of $1,375,708 at June 30, 2006. These conditions raise substantial doubt as to the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon generating revenues and obtaining additional capital and financing.

The Company is pursuing various alternatives to meet its capital requirements. During the period from June 9, 2005 to June 30, 2005, the Company realized net cash proceeds of $1,337,255 from financing activities substantially from the issuance of Secured Convertible Debentures. However, there can be no assurance that the Company will be able to continue arranging the capital necessary to meet its requirements until revenues are generated to the level adequate to fund cash outflows. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

IQ MICRO INC.
(A Development Stage Company)
Notes to Consolidated Financial Statements

Note 3 - Significant Accounting Policies

Principles of Consolidation
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, IQ Micro USA, Inc. All inter-company balances and transactions have been eliminated.

Cash and Cash Equivalents
The Company defines cash and cash equivalents as investments in short-term investments with a term to maturity when acquired of three months or less. At September 30, 2005 and June 30, 2006, the Company had no cash equivalents.

Long-Lived Assets
The Company reviews its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating the fair value and future benefits of its intangible assets, management performs an analysis of the anticipated undiscounted future net cash flows of the individual assets over the remaining amortization period. The Company recognizes an impairment loss if the carrying value of the asset exceeds the expected future cash flows. As of September 30, 2005 and June 30, 2006 the Company determined that there was no impairment.

Warrant Valuation
The fair value of the warrants issued is valued using the Black Scholes-Merton methodology without a vesting period. The related expenses are being amortized over the term of the contract.

Fair Value of Financial Instruments
The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts payable and accrued expenses at September 30, 2005 and June 30, 2006 approximate their fair value because of their relatively short-term nature.

Derivatives
The Company accounts for the conversion feature of the Secured Convertible Debenture issued in a private placement as a derivative under the guidance of Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities. The conversion feature is treated as a liability in the consolidated balance sheet at September 30, 2005 and June 30, 2006 and is recorded at fair value. The change in fair value for each reporting period is recorded as a loan interest and financing expense in the consolidated statements of operations.

Loss Per Common Share
Net loss per common share (basic and diluted) is based on the net loss, divided by the weighted average number of common shares outstanding during each period. Certain common stock equivalents and 1,000.000 shares held in escrow were not included in the calculation of diluted loss per share as their effect would not be dilutive. As at September 30, 2005, there were 10,900,000 anti-dilutive shares excluded from the computation of diluted EPS and as at June 30, 2006, there were 28,000,000 anti-dilutive shares.

IQ MICRO INC.
(A Development Stage Company)
Notes to Consolidated Financial Statements

Note 3 - Significant Accounting Policies, continued

Use of Estimates
The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Interim Information
The information presented as of June 30, 2006 has not been audited. In the opinion of management, the unaudited interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position as of June 30, 2006, and the results of its operations and its cash flows for the nine months ended June 30, 2006, and the stockholders’ deficit for the nine months ended June 30, 2006. The results of operations for the nine months ended June 30, 2006 are not necessarily indicative of the results for the full year.

Recent Pronouncements
In December 2004, the FASB issued SFAS No. 123R “Share-Based Payment” (“SFAS 123R”), a revision to SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”), and superseding APB Opinion No. 25 “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, including obtaining employee services in share-based payment transactions. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. Adoption of the provisions of SFAS 123R is effective as of the beginning of the first interim of the first annual reporting period that begins after December 15, 2005. The adoption of the disclosure provisions of SFAS No. 123R did not have a material effect on the Company’s results of operations or financial condition.

Note 4 - Licensed Rights

On June 9, 2005, Osmotex entered into a Technology License Agreement with its wholly-owned subsidiary, Osmotex USA, Inc. (“Osmotex USA”). Under this agreement, the parent company granted the Licensed Rights to its subsidiary to commercialize its patented microfluidics technologies.

Also on June 9, 2005, Osmotex entered into a Capital Contribution Agreement with the Company in which its wholly-owned subsidiary, Osmotex USA, contributed its Licensed Rights to the Company as a capital contribution in exchange for an 85% equity position in the Company. A total of 31,330,877 issued restricted shares were tendered for cancellation and 42,670,000 new restricted shares were issued in connection with the Capital Contribution Agreement. In an agreed-upon amendment to Capital Contribution Agreement prior to September 30, 2005, memorialized on January 12, 2006, the Company was required to pay Osmotex USA $300,000 in cash as an additional payment for the Licensed Rights. At June 30, 2006, the Company had paid $279,720 to Osmotex USA leaving a balance outstanding of $20,280.

IQ MICRO INC.
(A Development Stage Company)
Notes to Consolidated Financial Statements

Note 4 - Licensed Rights, continued

The Licensed Rights is carried at cost on the balance sheet less straight-line amortization based on nine years of life remaining on the Osmotex patent that expires in 2015. Amortization expense of the Licensed Rights for the period from June 9, 2005 to September 30, 2005 was $11,112 and from October 1, 2005 to June 30, 2006 was $25,002.

Estimated annual amortization expense of its intangible Licensed Rights will be as follows for the years ending September 30, 2006 thru 2010 and thereafter:

2006	$33,333
2007	33,333
2008	33,333
2009	33,333
2010	33,333
Thereafter	122,223
$288,888

Note 5 - Deferred Income Taxes

The Company recognizes the amount of taxes payable or refundable for the current year and recognizes deferred tax liabilities and assets for the expected future tax consequences of events and transactions that have been recognized in the Company’s consolidated financial statements or tax returns. The Company has a substantial net operating loss carry-forward of approximately $200,000 and $1,600,000 at September 30, 2005 and June 30, 2006, respectively. The carry-forwards begin to expire in 2024. The Company has a 100% valuation allowance against net deferred income tax assets due to the uncertainty of their ultimate realization.

Note 6 - Secured Convertible Debentures

On August 12, 2005, the Company closed its first private placement with Cornell Capital Partners, LP via the issuance of an 8% Secured Convertible Debenture pursuant to Section 4(2) and Rule 506 of Regulation D under the Securities Act of 1933, as amended, for gross proceeds of $500,000. Net cash proceeds from the Secured Convertible Debenture were $430,000. The term of the Secured Convertible Debenture is two years. In connection with the offering of this Secured Convertible Debenture, the Company issued 100,000 common share purchase warrants that are exercisable at a price of $0.001 per share and that expire on August 12, 2008. Principal and interest on the Secured Convertible Debenture may be converted into an aggregate of up to 9,800,000 shares of common stock by the investor at a conversion price per share equal to the lesser of (a) $0.64 or (b) an amount equal to 80% of the lowest closing bid price of the common stock (on the OTCBB or on the exchange which the common stock is then listed, including the "Pink Sheets"), as quoted by Bloomberg L.P for the five trading days proceeding the conversion date. The number of shares of common stock issuable upon conversion equals the quotient obtained by dividing the outstanding amount of the Secured Convertible Debenture to be converted by the conversion price.

IQ MICRO INC.
(A Development Stage Company)
Notes to Consolidated Financial Statements

Note 6 - Secured Convertible Debentures, continued

On November 30, 2005, the Company closed its second private placement with Cornell Capital Partners, LP via the issuance of an 8% Secured Convertible Debenture pursuant to Section 4(2) and Rule 506 of Regulation D under the Securities Act of 1933, as amended, for gross proceeds of $250,000. Net cash proceeds from the Secured Convertible Debenture were $205,000. The term of the Secured Convertible Debenture is two years. In connection with the offering of this Secured Convertible Debenture, the Company issued 100,000 common share purchase warrants which are exercisable at a price of $0.001 per share and which expire on November 30, 2008. The investor has the sole right to convert the principal and interest on the Secured Convertible Debenture into an aggregate of 4,900,000 shares of common stock at the lesser of (a) $0.48 or (b) an amount equal to 80% of the lowest closing bid price of the common stock (on the OTCBB or on the exchange which the common stock is then listed, including the "Pink Sheets"), as quoted by Bloomberg L.P for the five trading days proceeding the conversion date. The number of shares of common stock issuable upon conversion equals the quotient obtained by dividing the outstanding amount of the Secured Convertible Debenture to be converted by the conversion price.

As part of the second private placement, the Company committed to issue to the same investor another Secured Convertible Debenture in the principal amount of $250,000 to the same investor upon the fulfilment of certain conditions set forth in the Securities Purchase Agreement. The second 8% Secured Convertible Debenture of $250,000 was issued on February 8, 2006 resulting in net proceeds of $225,000. The term of this Secured Convertible Debenture is two years. Principal and interest on this Secured Convertible Debenture may be converted into an aggregate of up to 4,900,000 shares of common stock by the investor at a conversion price per share equal to the lesser of (a) $0.42 or (b) an amount equal to 80% of the lowest closing bid price of the common stock (on the OTCBB or on the exchange which the common stock is then listed, including the "Pink Sheets"), as quoted by Bloomberg L.P. The number of shares of common stock issuable upon conversion equals the quotient obtained by dividing the outstanding amount of the Secured Convertible Debenture to be converted by the conversion price.

On March 29, 2006, the Company completed its third private placement with Cornell Capital Partners, LP via the issuance of an 8% Secured Convertible Debenture in the principal amount of $500,000 pursuant to Section 4(2) and Rule 506 of Regulation D under the Securities Act of 1933, as amended. Net cash proceeds from this Secured Convertible Debenture were $430,000. The term of the Secured Convertible Debenture is three years. In connection with the offering this Secured Convertible Debenture, the Company issued 3,000,000 common stock purchase warrants that are exercisable at a price of $0.30 per share and that expire on March 29, 2011. Principal and interest on the Secured Convertible Debentures may be converted into an aggregate of up to 7,400,000 shares of common stock by the investor at a conversion price per share equal to the lesser of (a) $0.42 or (b) an amount equal to 80% of the lowest closing bid price of the common stock (on the OTCBB or on the exchange which the common stock is then listed, including the "Pink Sheets"), as quoted by Bloomberg L.P for the five trading days proceeding the conversion date. The number of shares of common stock issuable upon conversion equals the quotient obtained by dividing the outstanding amount of the Secured Convertible Debenture to be converted by the conversion price.

As of June 30, 2006, the Company had issued four Secured Convertible Debentures to Cornell Capital Partners, LP resulting in the receipt of gross proceeds of $1,500,000 and net proceeds of $1,290,000. The maximum number of shares that these four debentures can be converted into is 27,000,000. The investor has been granted a security interest in the assets of the Company as evidenced by a UCC-1 filing.

IQ MICRO INC.
(A Development Stage Company)
Notes to Consolidated Financial Statements

Note 6 - Secured Convertible Debentures, continued

The Company must redeem the Secured Convertible Debentures upon maturity. The Company has the right to redeem the Secured Convertible Debentures at any time prior to maturity based on a redemption price of 120% of the face amount plus any accrued interest.

The documents governing the issuance of the Secured Convertible Debentures contain restrictive covenants that among other things limit the Company’s ability to enter into capital transactions. In addition, the Company is required, no later than September 30, 2006, to file a registration statement on Form S-1 or Form SB-2 for the resale by Cornell Capital Partners, LP of up to 27,000,000 shares of common stock to be issued upon conversion of its Secured Convertible Debentures and Warrants. The Company expects to file a Form SB-2 and must use best efforts to ensure that it is effective within one hundred twenty (120) days after the date filed. The Company’s failure to file and ensure the effectiveness of the Form SB-2 would constitute an event of default that would require the payment of liquidated damages to Cornell Capital Partners, LP in either a cash amount or shares of our common stock within three (3) business days, after demand therefore, equal to 2% of the liquidated value of all of the Secured Convertible Debentures we issued to Cornell Capital Partners, LP outstanding for each thirty (30) day period from the date we were obligated to file the Form SB-2 or ensure effectiveness thereof, whichever is applicable.

In addition, the company is obligated to obtain sponsorship for trading on the OTC Bulletin Board or listing our common stock on the Nasdaq SmallCap Market, New York Stock Exchange, American Stock Exchange or the Nasdaq National Market (each, a “Subsequent Market”). The Company’s failure to obtain OTC Bulletin Board sponsorship or listing on a Subsequent Market would constitute an event of default under the Secured Convertible Debentures. As such, and in the event of other events of default, as defined in the Secured Convertible Debentures, the Secured Convertible Debentures would become immediately payable in cash or, at the option Cornell Capital Partners, LP, in common stock of the Company. If an event of default, as defined in the Secured Convertible Debentures, occurs and remains uncured, the conversion price will be reduced by twenty percent (20%) of the conversion price.

The beneficial conversion features relating to the Secured Convertible Debentures are treated as embedded derivatives and is therefore classified as a liability in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” The beneficial conversion features were valued using the Black Scholes-Merton methodology. The total discount values assigned to the conversion features at the time of issuances were $920,424, yielding a remaining carrying value of $631,083 for the Secured Convertible Debentures and is included in long term liabilities. Due to the fluctuation in the fair value of the beneficial conversion feature between the issuance dates and September 30, 2005 and June 30, 2006, a gain of $2,795 and a charge of $32,372 were recorded, resulting in a total beneficial conversion liability of $950,002 as of June 30, 2006.

IQ MICRO INC.
(A Development Stage Company)
Notes to Consolidated Financial Statements

Note 7 - Share Capital

Warrants
On August 1, 2005, the Company engaged the firm of Hawk Associates, Inc. to provide a wide range of corporate communication services. In consideration for these services, the Company agreed to compensate Hawk Associates, Inc. with a monthly fee plus the issuance of 250,000 share purchase warrants with an exercise price of $0.51 and a term of five years. The fair value of the warrants was established at $68,200 using the Black Scholes - Merton methodology without a vesting period. This value was recorded as a deferred finance charge and is being amortized over the six month initial term of the services contract. For the periods ended September 30, 2005 and June 30, 2006, $22,734 and $45,466, respectively was included in investor relations expense.

On August 12, 2005, the Company consummated its first private placement with Cornell Capital Partners, LP of an 8% Secured Convertible Debenture for gross proceeds of $500,000. In connection with the offering of this Secured Convertible Debenture, the Company issued 100,000 common share purchase warrants that are exercisable at a price of $0.001 per share and that expire on August 12, 2008. The fair value of the warrants was established at $18,060 using the Black Scholes - Merton methodology without a vesting period. This value was recorded as a discount to the convertible debentures and is being amortized over the term of the Debenture.

For the periods ended September 30, 2005 and June 30, 2006, $1,003 and $4,515, respectively, was included in interest expense with a deferred balance outstanding of $12,542 at June 30, 2006.

On November 30, 2005, the Company consummated its second private placement with Cornell Capital Partners, LP of an 8% Secured Convertible Debenture for gross proceeds of $250,000. In connection with the offering of this Secured Convertible Debenture, the Company issued 100,000 common share purchase warrants that are exercisable at a price of $0.001 per share and that expire on November 30, 2008. The fair value of the warrants was established at $15,954 using the Black Scholes - Merton methodology without a vesting period. This value was recorded as a discount to the convertible debentures and is being amortized over the term of the Debenture. For the period ended June 30, 2006, $3,102 was charged to interest expense with a deferred balance outstanding of $12,852 at June 30, 2006.

On March 29, 2006, the Company consummated its third private placement with Cornell Capital Partners, LP of an 8% Secured Convertible Debenture for gross proceeds of $500,000. In connection with the offering, the Company issued 3,000,000 common share purchase warrants that are exercisable at a price of $0.30 per share and that expire on March 29, 2011. The fair value of the warrants was established at $99,558 using the Black Scholes - Merton methodology with out a vesting period. The value was recorded as a discount to the convertible debentures and is being amortized over the term of the Debenture at $2,766 per month. At June 30, 2006 $8,298 was charged to interest expense and the balance of the discount was $91,261 at June 30, 2006.

Of the total warrant values of $133,572, $1,003 was expensed during the period ended September 30, 2005. During the nine months ended June 30, 2006 $15,915 was expensed and $116,654 is included in the accompanying balance sheet as a discount to the convertible debt at June 30, 2006.

IQ MICRO INC.
(A Development Stage Company)
Notes to Consolidated Financial Statements

Note 7 - Share Capital, continued

Capital Transactions
In connection with the June 9, 2005 Capital Contribution Agreement, as amended January 12, 2006, the Company entered into a Financing and Listing Agreement with Osmotex USA and D.P. Martin & Associates, Inc. that obligated D.P. Martin & Associates, Inc. to locate at least $500,000 in external financing for the Company by December 31, 2005. Pursuant to the Financing and Listing Agreement, D.P. Martin & Associates, Inc. (1) assisted the Company in establishing Osmotex USA’s approximate 85% of the Company’s outstanding common stock and (2) placed 1,000,000 shares of the Company’s common stock beneficially owned by D.P. Martin & Associates, Inc. into escrow to be released to D.P. Martin & Associates, Inc. if and when it fulfils its financing commitment under the Financing and Listing Agreement. These shares are not included in the calculation of earnings per share.

On December 30, 2005 the Company amended the Financing and Listing Agreement to extend the December 31, 2005 deadline to April 30, 2006. Subsequent to March 31, 2006 the agreement was further extended to September 30, 2006. If D.P. Martin & Associates, Inc. does not fulfil its financing commitment to the Company, the Company will retire the 1,000,000 shares of common stock held in escrow.

Note 8 - Related Party Transactions

Management Agreements
The Company is party to a Management Agreement, dated May 1, 2005, with D.P. Martin & Associates, Inc., a Florida financial advisory firm. In that agreement, the Company engaged and appointed Robert Rudman, an employee of D.P. Martin & Associates, Inc., as its Chief Financial Officer. Mr. Rudman is also one of the Company's directors. IQ USA pays a $10,000 monthly management fee to D.P. Martin & Associates, Inc. Mr. Rudman is a Canadian Chartered Accountant and a Canadian citizen. Mr. Rudman's H-1B work authorization status was granted with D.P. Martin & Associates, Inc. For the periods ended September 30, 2005 and June 30, 2006 the Company paid D.P. Martin & Associates, Inc. $40,000 and $90,000, respectively.

The Company is party to a Management Agreement, dated October 1, 2005, with Visionaire AS. In that agreement, the Company engaged and appointed Johnny Christiansen, who resides in Norway and is an employee of Visionaire AS, as its Chief Executive Officer. Mr. Christiansen is also one of the Company’s directors. In addition, he serves as a director of Osmotex. Mr. Christiansen performs management services for the Company in his capacity as Chief Executive Officer from Norway and also performs management services for IQ USA, which pays his $8,000 monthly management fee. Mr. Christiansen is also a director of Osmotex. For the period ended June 30, 2006 the Company paid Visionaire, AS $72,000.

On March 1, 2006, the Company entered into a second Management Agreement with Visionaire AS. In that agreement, the Company engaged and appointed Per Arne Lislien, who resides in Norway and is an employee of Visionaire AS, as its Chief Operations Officer. Mr. Lislien performs management services for the Company in his capacity as Chief Operations Officer from Norway and also performs management services for IQ USA which pays his $10,000 monthly management fee. Under this agreement the Company paid Visionaire AS $40,000.

IQ MICRO INC.
(A Development Stage Company)
Notes to Consolidated Financial Statements

Note 8 - Related Party Transactions, continued

Lease Agreements
The Company is a party to a verbal lease agreement with D.P. Martin & Associates Inc. Under this arrangement, the Company leases one executive office including administrative support services in West Palm Beach, Florida at a monthly cost of $2,500. Total rent expense paid to D.P. Martin & Associates for the periods ending September 30, 2005 and June 30, 2006 was $10,000 and $22,500, respectively.

The Company is also a party to a verbal lease agreement with Visionaire AS. Under this arrangement, the Company leases two executive offices including administrative support in Horten, Norway at a monthly cost of $1,600. Total rent expense paid to Visionaire AS for the periods ending September 30, 2005 and June 30, 2006 was $-0- and $14,400, respectively.

On January 12, 2006, the Company entered into an Amendment to Capital Contribution Agreement with Osmotex USA whereby the Company memorialized its agreement to pay the $300,000 License Fee to Osmotex, as partial consideration for the Licensed Rights, in addition to the Company’s issuance of the 42,760,000 common stock shares to Osmotex USA. As of June 30, 2006 the Company has paid $279,720 of this amount.

The Company’s shareholders, including a majority of the disinterested shareholders, ratified and approved the License Fee at a special meeting of the shareholders on January 12, 2006.

Also on January 12, 2006, the Company entered into an Amended and Restated Technology License Agreement (the “A&R License Agreement”) to which Osmotex and Osmotex USA are also parties. In the A&R License Agreement, the Licensed Rights Osmotex granted to Osmotex USA in the License Agreement dated June 9, 2005 remained the same, but Osmotex USA also sub-licensed to the Company the identical rights it had been granted from Osmotex.

Note 9 - Restatement of Financial Statements

The Company has restated its consolidated financial statements for 2005 (the Restatement), and certain disclosures in notes to the consolidated financial statements have been restated to reflect the Restatement adjustments.  In the Restatement, the Company has:

Revalued the Components of a Convertible Debentures that Contained an Embedded Derivative
During August 2005, the Company entered into a purchase agreement under which convertible debentures in the amount of $500,000 and warrants to purchase 100,000 shares of common stock were issued.  Under the agreement the Company must register the underlying shares with the Securities and Exchange Commission (“SEC’) In the event the a registration statement is not filed with SEC the Company is required to pay liquidated damages to Cornell Capital Partners, LP in either a cash amount or shares of common stock of the Company within three (3) business days, after demand therefore, equal to 2% of the liquidated value of all of the Secured Convertible Debentures. The Company analyzed the transaction and the associated embedded conversion features and determined that all three criteria for bifurcating an embedded conversion feature, and measuring at fair value, as detailed in SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” have been met.  Based on this finding the Company has bifurcated the components of the hybrid instrument (the convertible debentures) into: (1) the host contract (an interest-bearing note) and (2) the embedded derivative (a put option on the Company’s stock).  SFAS 133 requires that a bifurcated embedded derivative be separated from the host contract and measured at fair value.

IQ MICRO INC.
(A Development Stage Company)
Notes to Consolidated Financial Statements

Note 9 - Restatement of Financial Statements, continued

The Company estimated the fair value of the beneficial conversion feature using the Black Scholes-Merton Methodology. In accordance with EITF 00-27, the Company allocated the residual fair value of the debt and warrants based on their relative fair values.

The Company decreased interest expense and the loss on the fair value by $2,300 and allocated the fair value of the hybrid instrument ($500,000) as follows: (1) $186,032 to the host contract and (2) $304,879 to Beneficial conversion liability.

Amortization of warrants issued Hawk Associates
During August 2005 the Company issued 250,000 common stock purchase warrants to a consultant for services. The Company determined the fair value of the warrants using the Black Scholes-Merton methodology. The fair value or the warrants totalling $68,200 was expensed during the period ending September 30, 2005. The Company has determined that the fair value should be amortized of the term of the contract, six months. The results of this correction was to reduce investor relations expense for the period ended September 30, 2005 by $45,466.

Amortization of financing fees
During August 2005 the Company paid $70,000 in financing fees relating to the issuance of the convertible debentures. The total $70,000 was expensed during the period ending September 30, 2005. The Company has determined that the financing fees should have been amortized over the term of the convertible debentures. The results of this correction was to reduce financing fees by $65,625.

Earnings per share
Subsequent to September 30, 2005 the company determined that the common shares held in escrow should not be included in the calculation of earnings per share. This correction had no effect on the September 30, 2005 earnings per share as reported on the statement of operations.

IQ MICRO INC.
(A Development Stage Company)
Notes to Consolidated Financial Statements

Note 9 - Restatement of Financial Statements, continued

The effects of the restatement by line item are as follows:

	As Previously Reported	As Restated

Consolidated Statement of Operations

Investor relations	92,725	47,259
Loans interest and finance fees	132,720	18,716
Gain on fair value adjustments to beneficial conversion feature	-	(2,795)
Total expenses	359,585	197,320
Net Loss	(359,585)	(197,320)

Loss per weighted average common share (Basic and Diluted)	(0.01)	-

Number of weighted average common shares outstanding	49,066,668	48,066,668

Consolidated Balance Sheet

Deferred finance charges, net	-	111,091
Total assets	388,602.0	499,693
Secured convertible debenture, net	329,268.0	186,032
Beneficial conversion liability	177,082.0	302,084
Total long-term liabilities	506,350.0	488,116
Additional paid-in capital in excess of par value	131,668.0	98,728
Deficit accumulated	(377,073.0)	(17,488)
Deficit accumulated during the development stage	-	(197,320)
Total stockholders' deficit	(240,385.0)	(111,060)
Total liabilities and stockholders' deficit	388,602.0	499,693

Consolidated Statements of Cash Flows

Net loss	(359,585.0)	(197,320)

Items not affecting cash:
Secured convertible debenture fees	70,000	-
Stock issued to repay debt	13,800	-
Change in fair value beneficial conversion feature	6,350	(2,795)
Intrinsic value of warrants	119,200	-
Amortization of deferred financing costs	-	4,375
Amortization of warrants for investor relations	-	22,734
Amortization of discount on debentures	-	8,971

Change in accrued interest	8,430	5,370

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form 10-SB/A to be signed on its behalf by the undersigned, thereunto duly authorized.

IQ MICRO INC.
(Registrant)

Date: September 28, 2006	By:	/s/ Robert V. Rudman
Robert V. Rudman,
Chief Financial Officer, Secretary and Treasurer